     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1996


                                                      REGISTRATION NO. 333-02333
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            OREGON STEEL MILLS, INC.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                       94-0506370
          (State or other jurisdiction                          (I.R.S. Employer
       of incorporation or organization)                      Identification No.)
         1000 S.W. BROADWAY, SUITE 2200                        THOMAS B. BOKLUND
             PORTLAND, OREGON 97205                   CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                 (503) 223-9228                          1000 S.W. BROADWAY, SUITE 2200
       (Address, including zip code, and                     PORTLAND, OREGON 97205
     telephone number, including area code,                      (503) 223-9228
  of registrant's principal executive offices)        (Name, address, including zip code,
                                                   and telephone number, including area code
                                                             of agent for service)

                             ---------------------
                                   Copies to:

               ROBERT J. MOORMAN                                ERIC S. HAUETER
                 JOHN R. THOMAS                                   BROWN & WOOD
                STOEL RIVES LLP                              555 CALIFORNIA STREET
              900 SW FIFTH AVENUE                       SAN FRANCISCO, CALIFORNIA 94104
             PORTLAND, OREGON 97204                          (415) 772-1200 (PHONE)
             (503) 224-3380 (PHONE)                           (415) 397-4621 (FAX)
              (503) 220-2480 (FAX)

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.
                             ---------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 10, 1996


                                6,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                               ------------------

     All of the shares of Common Stock offered hereby (the "Common Stock Offering") are being sold by Oregon Steel Mills, Inc. ("Oregon Steel" or the "Company"). The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "OS." On June 5, 1996, the last reported sale price of the Common Stock on the NYSE was $15 3/8 per share.


     Concurrently with the Common Stock Offering, the Company is publicly
offering $235 million aggregate principal amount of its      % First Mortgage
Notes due 2003 (the "Notes") pursuant to a separate prospectus (the "Notes Offering" and, together with the Common Stock Offering, the "Offerings"). The Common Stock Offering is contingent upon the concurrent completion of the Notes Offering and the effectiveness of the Amended Credit Agreement (as defined herein). See "Description of Certain Indebtedness."


     SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.


                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO                                 PROCEEDS TO
                                         PUBLIC            UNDERWRITING          COMPANY(2)
                                                           DISCOUNTS AND
                                                          COMMISSIONS(1)
- -------------------------------------------------------------------------------------------------
Per Share                                   $                    $                    $
- -------------------------------------------------------------------------------------------------
Total(3)                                    $                    $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

   (1) For information regarding indemnification, see "Underwriting."

   (2) Before deducting expenses payable by the Company estimated at $400,000. See "Underwriting."

   (3) The Company has granted to the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $        , $        and
      $        , respectively.

                               ------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common
Stock offered hereby will be available for delivery on or about                ,
1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------
SMITH BARNEY INC.                                       PAINEWEBBER INCORPORATED

            , 1996

                                     [Photograph of continuous caster at
                                      CF&I Steel Division's Pueblo Mill]



                               Continuous Caster (above) -- CF&I Steel Division
                               Only domestic minimill to utilize 100%
                               continuously cast rounds.
 [Photograph of steel coil
produced at CF&I Steel         Rod and Bar Mill (left) -- CF&I Steel Division
Division's rod and bar mill]   Newly modernized rod and bar mill produces a
                               full range of grades, available in coil weights up to 6,000 pounds.

Pressure Cast
Slab (right) -- Oregon Steel
Division. Bottom poured cast slab            [Photograph of pressure cast steel
provides a uniform structure                 slab produced at the Oregon Steel
ideal for hot rolled plate.                  Division's Portland Mill]

Napa Pipe Mill (below) -- Oregon
Steel Division. Only large
diameter pipe mill in the western
United States.


[Photograph of large diameter steel
pipe produced at the Oregon Steel
Division's Napa Pipe Mill]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048 and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company (Commission File No. 1-9887), are incorporated in this Prospectus by reference:
(i) the Company's Annual Report on Form 10-K (and amendment thereto on Form 10-K/A) for the fiscal year ended December 31, 1995 and (ii) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Oregon Steel Mills, Inc., at its principal executive offices located at 1000 S.W. Broadway, Suite 2200, Portland, Oregon 97205, Attention:
Director of Investor Relations (telephone: (503) 223-9228).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements included and incorporated by reference in this Prospectus. Unless otherwise indicated or the context otherwise requires,
(i) all information in this Prospectus assumes that the over-allotment option granted to the Underwriters by the Company is not exercised and (ii) the terms "Company" and "Oregon Steel" refer to Oregon Steel Mills, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     Oregon Steel operates two steel minimills and four finishing facilities in the western United States and Canada that produce one of the broadest lines of specialty and commodity steel products of any domestic minimill company. The Company emphasizes the cost-efficient production of higher margin specialty steel products targeted at a diverse customer base located primarily in the western United States, western Canada and the Pacific Rim. The Company's manufacturing flexibility allows it to manage actively its product mix in response to changes in customer demand and individual product cycles.

     Through strategic acquisitions and selective capital additions, the Company has:

     - increased shipments of steel products from 762,700 tons in 1991 to 1.4 million tons in 1995

     - expanded its range of finished products from plate and large diameter welded pipe in 1991 to eight products currently by adding electric resistance welded ("ERW") pipe, rail, rod, bar, wire and seamless oil country tubular goods ("OCTG")

     - increased its emphasis on higher margin specialty products

     - expanded its geographic markets from the western United States to national and international markets

     The Company is organized into two business units: the Oregon Steel Division and the CF&I Steel Division. The Oregon Steel Division is centered on the Company's steel plate minimill in Portland, Oregon (the "Portland Mill"), which is the only steel plate minimill in the 11 western states and one of only two steel plate production facilities operating in that region. The Oregon Steel Division's steel pipe mill in Napa, California (the "Napa Pipe Mill"), one of only four large diameter pipe mills operating in the United States and the only such mill in the 11 western states, produces large diameter pipe that satisfies the demanding specifications of oil and gas transmission companies. The Oregon Steel Division also produces large diameter pipe and ERW pipe at its 60% owned pipe mill in Camrose, Alberta, Canada (the "Camrose Pipe Mill"), which is strategically located in the Alberta natural gas fields to provide transmission pipe to western Canada's gas industry.

     The CF&I Steel Division consists of steelmaking and finishing facilities in Pueblo, Colorado (the "Pueblo Mill"). Through the Pueblo Mill, the Company is the sole rail manufacturer west of the Mississippi River and is one of only two rail manufacturers in the United States. During 1995 the Company completed the construction and start-up of a combination rod and bar mill that has an annual capacity of approximately 600,000 tons and the capability to produce specialty bar products and high carbon rod in 6,000-pound coils. The Pueblo Mill is also a producer of wire products and OCTG.

     Oregon Steel seeks to be a cost-efficient producer of specialty and commodity steel products. The Company strives to reduce costs and improve performance by (i) operating manufacturing facilities capable of responding rapidly to changes in customer demand and individual product cycles, (ii) emphasizing the production of higher margin specialty steel products and (iii) investing in efficient and flexible manufacturing technology.

                          CAPITAL IMPROVEMENT PROGRAM

     As part of its effort to reduce manufacturing costs, upgrade its steelmaking facilities and improve product quality and product mix, the Company initiated a $410 million (excluding capitalized interest) capital improvement program in late 1993, of which approximately $324 million had been expended as of March 31, 1996. The purpose of the program is to (i) expand and improve the steelmaking and casting capability at the Pueblo Mill from 900,000 tons to 1.2 million tons annually, (ii) reduce the cost of producing rail, rod and bar products at the Pueblo Mill while improving product quality and expanding the specialty grades that can be manufactured there, (iii) reduce the cost and improve the yield of plate rolling and other finishing operations at the Portland Mill while increasing plate rolling capacity from 430,000 tons to 1.2 million tons annually and (iv) reduce dependence on scrap steel. Several of these projects have been completed, and construction of various other projects is scheduled to continue through 1996.

     As part of its strategy in acquiring the CF&I Steel Division in 1993, the Company initiated significant capital additions to the Pueblo Mill. In 1993 work began on a series of capital improvements, principally to the steelmaking facility, rod and bar mills and rail production facilities. These improvements have been substantially completed except for the installation of equipment capable of producing in-line head hardened rail, which is expected to begin operating in the third quarter of 1996. The new rod and bar mill was completed in July 1995 and is expected to reach full production capacity in the fourth quarter of 1996. Major improvements completed to date include expansion of steelmaking and casting capacity from 900,000 tons to 1.2 million tons annually, upgrading from ingot to continuous casting for rail production, enhancement of the ability to produce specialty grades of steel and construction of a new rod and bar mill. These changes are expected to reduce average production costs at the Pueblo Mill, primarily as a result of increased yields and enhanced production efficiencies, and to improve product quality and allow production of a broader range of products.

     At the Portland Mill, the Company has begun engineering, site preparation and construction work for installation of a new Steckel combination rolling mill (the "Combination Mill"). When fully operational, the Combination Mill is expected to (i) increase capacity of plate rolling operations from 430,000 tons to 1.2 million tons annually, (ii) reduce the cost and improve the yield of plate rolling and other finishing operations, (iii) provide enhanced manufacturing flexibility, (iv) supply substantially all the Company's requirements for plate used in its manufacturing of large diameter line pipe,
(v) add coiled plate to the product mix and (vi) be capable of producing wider steel plate than any such mill currently operating in the world. The Combination Mill is currently scheduled to begin start-up operation in the second half of 1996 and is expected to reach full production capacity by the end of 1997. The Company plans to operate the existing rolling mill at the Portland Mill until the Combination Mill is fully operational.

     The Company believes the improvements described above will significantly reduce production costs at both the CF&I and Oregon Steel Divisions. The Company estimates that the capital improvements at the Pueblo Mill, when fully operational, should reduce the average production costs of making cast steel for use in its finishing operations by approximately $27 per ton and should reduce the average production costs of making rod and bar products from cast steel by approximately $28 per ton (assuming annual production of approximately 1,000,000 tons of cast steel and approximately 500,000 tons of rod and bar products), in each case compared to average costs for the year ended December 31, 1995. In that regard, average manufacturing costs at the CF&I Steel Division during 1995 were higher than anticipated due to start-up difficulties related to the new rod and bar mill. At the Oregon Steel Division, the Company estimates that the Combination Mill and related improvements, when fully operational and assuming production of approximately 775,000 tons of steel plate and coil product annually, should decrease average rolling costs by approximately $45 per ton, including estimated savings of approximately $11 per ton due to the elimination of transportation costs related to the operations at the Company's plate rolling mill in Fontana, California (the "Fontana Plate Mill"), compared to average plate rolling costs for the year ended December 31, 1994. The Company believes 1994 results are more appropriate than 1995 results for calculating the estimated cost savings at the Oregon Steel Division because of the termination of production at the Fontana Plate Mill in the fourth quarter of 1994. Closure of the Fontana Plate Mill, which was an initial step in the Company's plan to consolidate plate rolling operations at the Portland Mill, reduced the Company's effective plate rolling capacity in 1995 and thereafter by approximately 50%. The Company anticipates that plate rolling capacity lost as a result of the Fontana Plate Mill closure will be restored when the Combination Mill is fully operational.

     There is no assurance that these estimated cost savings will be realized or that capital improvement projects will be fully operational by the dates anticipated, and actual results will vary from the estimates set forth herein. The estimates of cost savings are based on a number of estimates and assumptions, including completion of the capital improvement program and an assumed increase in production, as a result of the capital improvement program, to the production levels set forth above (which in certain cases are at or near the maximum production levels for the respective facilities); average estimated cost savings per ton would be lower, perhaps substantially, at lower rates of production. In addition, these estimates do not take into account, among other things, estimated increased depreciation expenses resulting from the capital improvement program. Due in large part, however, to the assumed increase in production levels as set forth above, depreciation, if taken into account, would not significantly affect the estimated average cost savings for cast steel, but would reduce the estimated average cost savings for rod and bar to $27 per ton and for steel plate to $35 per ton. Furthermore, following completion of capital improvement projects the Company may continue to experience operational difficulties and delays before those projects become fully operational. As a result, there is no assurance that the new rod and bar mill, the Combination Mill or other capital improvement projects will be fully operational by the dates anticipated, which would delay the realization of benefits from those projects. Moreover, completion of the capital improvement program is subject to a number of uncertainties, including the continued availability of borrowings under the Amended Credit Agreement, and there is no assurance that the program will be completed as planned. See "Risk Factors -- Start-Up Difficulties,"
"-- Funding for the Capital Improvement Program," "-- Potential Delay in Completion of Capital Improvement Program" and "-- Uncertainty of Benefits of Capital Improvement Program; Increase in Interest and Depreciation Expense" and "Business -- Capital Improvement Program."

     The Company believes the information set forth in the preceding two paragraphs includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in those paragraphs and in "Risk Factors" and "Business -- Capital Improvement Program."

                                THE REFINANCING

     The Common Stock Offering is part of a refinancing (the "Refinancing") which will include (i) the Common Stock Offering and the Notes Offering, (ii) the amendment of the Company's existing bank credit agreement (the "Old Credit Agreement") to establish a $125 million credit facility (the "Amended Credit Agreement") collateralized by accounts receivable and inventory, none of which is expected to be borrowed as of the completion of the Offerings, and (iii) the repayment in full of all of the outstanding indebtedness under the Old Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     In connection with the proposed Refinancing, Napa Pipe Corporation and Oregon Steel Mills -- Fontana Division, Inc., former subsidiaries of the Company, were merged into the Company in February 1996 (the "Mergers").

     The following table sets forth the estimated sources and uses of funds from the Refinancing, assuming a public offering price of $16.00 per share for the Common Stock Offering (in thousands).

Sources:
  Common Stock Offering(1)......................................................    $ 96,000
  Notes Offering(1).............................................................     235,000
  Amended Credit Agreement......................................................          --
                                                                                    --------
          Total sources.........................................................    $331,000
                                                                                    ========
Uses:
  Repay borrowings under Old Credit Agreement(2)................................    $295,000
  Estimated fees and cash expenses(3)...........................................      14,700
  Capital expenditures and other general corporate purposes.....................      21,300
                                                                                    --------
          Total uses............................................................    $331,000
                                                                                    ========

- ---------------
(1) Represents gross proceeds.
(2) Estimated outstanding balance upon completion of the Offerings.
(3) Includes (i) estimated underwriting discounts and commissions and related expenses of the Offerings and (ii) estimated cash payments in the approximate aggregate amount of $2.6 million to terminate certain interest rate swap agreements related to the Old Credit Agreement.

                              RECENT DEVELOPMENTS



     On June 7, 1996 the Company announced that a mechanical failure had resulted in the temporary shutdown of the ladle refining furnace (the "LRF") at the Pueblo Mill. The LRF is used to refine the chemistry of the molten steel produced by the electric arc furnaces at the Pueblo Mill. The Company estimates that repairs to the LRF will take approximately 20 days and that, until the LRF is returned to full operation, steel production at the Pueblo Mill will be reduced substantially. There is, however, no assurance that repairs will not take longer.



     This temporary shutdown of the LRF and the reduction in steel production will increase production costs and adversely affect shipment levels in June and July 1996. The Company estimates that this temporary shutdown will reduce pretax results by approximately $3 million, although the actual effect on results of operations will likely vary from this estimate. The Company has business interruption insurance and is reviewing its coverage under the policy to determine whether it is entitled to any insurance recovery in connection with the LRF shutdown. Although the Company believes there is insurance coverage (subject to a deductible), there is no assurance that the Company will be entitled to any recovery under this policy and, in any event, any recovery would likely occur in a later period.



     The estimates regarding the length of time it will take to repair the LRF and the effect of the temporary shutdown on results of operations are based on a number of estimates and assumptions and are subject to significant uncertainties. Accordingly, there is no assurance that the LRF will be repaired within the estimated time period set forth above or that the effect of the shutdown on results of operations will not be more adverse than the estimate set forth above.



     The Company's results of operations for the three months ended March 31, 1996 were favorably affected by strong shipments of rail and OCTG products. Rail sales are expected to decline in the second quarter of 1996, and this decline, together with the need for further adjustment of the product mix at the Pueblo Mill, including rod and bar product mix, is expected to adversely affect results of operations for the second quarter of 1996 compared to the first quarter of 1996.



     The combined effect of the matters discussed above is expected to have a material adverse effect on the Company's results of operations for the second quarter of 1996 compared to the first quarter of 1996. See "-- Forward-Looking Statements" below.


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                           FORWARD-LOOKING STATEMENTS


     The Company believes the information set forth in this Prospectus under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Capital Improvement Program."


                           THE COMMON STOCK OFFERING

Common Stock offered by the
Company............................    6,000,000 shares

Common Stock to be outstanding
after
  the Common Stock Offering........    25,421,614 shares(1)

Use of proceeds....................    The net proceeds from the Common Stock
                                       Offering and the Notes Offering will be
                                       used primarily to repay debt

- ---------------

(1) Excludes 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the acquisition of the CF&I Steel Division and 100,000 shares of Common Stock reserved for issuance upon exercise of warrants, to be issued in connection with the acquisition of the CF&I Steel Division, with an exercise price of $35 per share. See "Capitalization."

                                       outstanding under the Old Credit
                                       Agreement. Remaining net proceeds will be used for capital expenditures and other general corporate purposes. See "Use of Proceeds."

NYSE Symbol........................    OS

Conditions to the Common Stock
Offering...........................    The Common Stock Offering is contingent
                                       upon the concurrent completion of the
                                       Notes Offering and the effectiveness of
                                       the Amended Credit Agreement. See
                                       "Description of Certain Indebtedness."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

                                                                                                          THREE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                             MARCH 31,
                                         -----------------------------------------------------------      -------------------
                                           1991      1992(1)     1993(2)      1994(3)      1995(4)          1995       1996
                                         --------    --------   ----------   ----------   ----------      --------   --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA, RATIOS AND TONNAGE DATA)
INCOME STATEMENT DATA:
  Sales................................  $489,357    $397,722   $  679,823   $  838,268   $  710,971      $187,017   $205,489
  Gross profit.........................   102,840      81,267       71,587       76,933       72,558        16,739     28,584
  Operating income.....................    54,644      37,471       24,860        1,673       24,019         4,841     15,301
  Net income (loss)(15)................    35,465      19,977       14,805         (338)      12,434         1,910      6,518
Net income (loss) per share(5)(15).....  $   1.89    $   1.04   $      .75   $     (.02)  $      .62      $    .10   $    .33
Cash dividends declared per common
  share................................  $    .50    $    .56   $      .56   $      .56   $      .56      $    .14   $    .14
Weighted average common shares and
  common share equivalents
  outstanding(5).......................    18,735      19,183       19,822       19,973       20,016        20,005     20,020
BALANCE SHEET DATA:
  Working capital......................  $122,780    $ 99,444   $  139,461   $  141,480   $  115,453      $123,087   $104,045
  Total assets.........................   323,529     354,252      549,670      665,733      805,266       670,752    824,201
  Long-term debt.......................     3,417          --       76,487      187,935      312,679       195,012    320,660
  Total stockholders' equity(15).......   245,006     257,515      275,242      263,477      266,790       263,654    270,709
OTHER DATA:
  Depreciation and amortization........  $ 12,441    $ 16,253   $   21,375   $   22,012   $   24,964      $  5,116   $  7,131
  Capital expenditures.................  $ 38,481    $ 34,281   $   40,905   $  128,237   $  176,885      $ 38,321   $ 36,878
  Ratio of earnings to fixed
    charges(6)(15).....................     29.9x       36.8x         4.4x          .4x         1.1x          1.1x       2.0x
  EBITDA(7)............................  $ 68,676    $ 55,776   $   44,806   $   44,777   $   51,467      $ 10,079   $ 21,668
  Net cash provided by operating
    activities.........................  $ 22,598    $ 48,385   $   44,545   $   20,520   $   53,616      $ 30,724   $ 29,388
  Net cash used in investing
    activities.........................  $(36,411)   $(52,960)  $  (46,185)  $ (128,444)  $ (176,261)     $(38,805)  $(37,709)
  Net cash provided by (used in)
    financing activities...............  $ 26,025    $ (4,892)  $    6,193   $  104,006   $  118,082      $  4,485   $  9,407
  Ratio of EBITDA to interest expense
    (including capitalized interest)...     49.1x      175.4x         7.9x         4.0x         2.3x          2.1x       2.9x
  Total long-term debt as a percentage
    of capitalization(8)(15)...........      1.4%          --        21.7%        41.6%        54.0%         42.5%      54.2%
  Tonnage sold:
    Oregon Steel Division(9):
      Commodity plate..................   232,900     241,200      278,900      269,400      136,200        42,300     35,500
      Specialty plate..................   111,200     138,500      157,300      154,700      159,700        49,700     46,300
      ERW pipe.........................        --      16,100       75,100       94,900       48,400        21,100     23,100
      Large diameter pipe..............   418,600     269,500      248,600      356,300      223,000        32,200     47,300
      Semifinished.....................        --          --       18,400       45,400      196,200        57,600         --
                                         --------    --------   ----------   ----------   ----------      --------   --------
        Total Oregon Steel Division....   762,700     665,300      778,300      920,700      763,500       202,900    152,200
                                         --------    --------   ----------   ----------   ----------      --------   --------
    CF&I Steel Division(10):
      Rail.............................        --          --      186,200      250,500      240,700        78,600     95,100
      Rod, bar and wire products.......        --          --      346,100      379,300      271,300        84,700    112,800
      Seamless pipe....................        --          --       85,300      130,000      116,100        28,900     40,700
      Semifinished.....................        --          --        7,100        5,800       12,100            --      7,100
                                         --------    --------   ----------   ----------   ----------      --------   --------
        Total CF&I Steel Division......        --          --      624,700      765,600      640,200       192,200    255,700
                                         --------    --------   ----------   ----------   ----------      --------   --------
        Total Company..................   762,700     665,300    1,403,000    1,686,300    1,403,700       395,100    407,900
                                         ========    ========    =========    =========    =========      ========   ========
  Average price per ton sold:
    Oregon Steel Division..............  $    642    $    598   $      533   $      542   $      534      $    490   $    610
    CF&I Steel Division................        --          --          424          443          467(11)       456        441
        Total Company..................       642         598          485          497          504(11)       473        504

PRO FORMA DATA(12):
  Operating income.....................................................................   $   24,019                 $ 15,301
  Interest expense (including capitalized interest)(13)................................   $   31,515                 $  7,804
  Net income...........................................................................   $    7,365                 $  6,857
  Ratio of earnings to fixed charges(6)................................................          .8x                     1.9x
  Ratio of EBITDA to interest expense (including capitalized interest)(16).............         1.6x                     2.8x
  Total long-term debt as a percentage of capitalization(8)............................        45.1%                    44.0%

                                                                                                AT MARCH 31, 1996
                                                                                           ----------------------------
                                                                                            ACTUAL      AS ADJUSTED(14)
                                                                                           --------     ---------------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................................................  $  1,738        $  42,092
  Working capital........................................................................   104,045          147,794
  Total assets...........................................................................   824,201          873,082
  Long-term debt (excluding current portion).............................................   320,660          282,760
  Stockholders' equity...................................................................   270,709          359,895

                         (Footnotes on following page)

 (1) Results for 1992 include the results of operations of the Camrose Pipe Mill from the date of its acquisition on June 30, 1992.

 (2) Results for 1993 include the results of operations of the CF&I Steel Division from the date of its acquisition on March 3, 1993.

 (3) In the fourth quarter of 1994, the Company began construction of the Combination Mill and, in connection therewith, in the third quarter of 1994 the Company recorded a non-cash, pre-tax charge of $8.9 million to reduce the carrying value of certain plant and equipment and inventories that are unlikely to be used following completion of the Combination Mill. The Fontana Plate Mill ceased production in the fourth quarter of 1994 and closed permanently in the first quarter of 1995. As a result of the closure, the Company recognized a pre-tax loss for the disposal and exit costs of $13.2 million in the third quarter of 1994. Also in the fourth quarter of 1994, the Company received property tax refunds totaling $4.6 million related to prior years for the over-assessment of its Portland and Pueblo Mills. The refunds reduced 1994 cost of sales by $3.5 million and increased 1994 interest income by $1.1 million.

 (4) Sales for 1995 include insurance proceeds of approximately $4.0 million received in the second quarter of 1995 as reimbursement of lost profits resulting from lost production and start-up delays at the Pueblo Mill caused by an explosion in the third quarter of 1994. In 1995 revenues of $26.0 million and related product costs of $26.7 million were capitalized during construction of the rod and bar mill at the Pueblo Mill prior to placement of the mill in service on August 1, 1995.

 (5) Includes 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the acquisition of the CF&I Steel Division. Excludes 100,000 shares of Common Stock reserved for issuance upon exercise of warrants, to be issued in connection with the acquisition of the CF&I Steel Division, with an exercise price of $35 per share. See "Capitalization."

 (6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before income taxes plus fixed charges (excluding capitalized interest) and minority interest in income of majority-owned subsidiaries with fixed charges, less minority interest in losses of majority-owned subsidiaries. Fixed charges consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt issue costs and that portion of rental expense deemed to be representative of the interest factor (one-third of rental expenses). Fixed charges exceeded earnings by $7.3 million for the year ended December 31, 1994. Pro forma fixed charges exceeded pro forma earnings by $5.9 million for the year ended December 31, 1995.

 (7) EBITDA means, in general, the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit, excluding any provisions for non-recurring expenses such as rolling mill closures and settlements of litigation. EBITDA has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 (8) For purposes of this percentage, long-term debt excludes current portion, and capitalization is defined as the sum of long-term debt plus stockholders' equity.

 (9) The Oregon Steel Division consists primarily of the operations of the Portland Mill, the Napa Pipe Mill, the Camrose Pipe Mill and, until production there terminated in November 1994, the Fontana Plate Mill.

(10) The CF&I Steel Division consists primarily of the operations of the Pueblo Mill.

(11) Excludes insurance proceeds of approximately $4.0 million received in the second quarter of 1995 as reimbursement of lost profits resulting from lost production and start-up delays at the Pueblo Mill caused by an explosion that occurred during the third quarter of 1994.

(12) Gives effect to the Refinancing as if it had occurred on January 1, 1995 except for total long-term debt as a percentage of capitalization which gives effect to the Refinancing as if it had occurred on December 31, 1995 and March 31, 1996, respectively. The pro forma data does not purport to represent what the Company's results of operations or financial position would have been had such transaction occurred on such dates or to project the Company's results of operations or financial position for any future period. Such pro forma data should be read in conjunction with, and are qualified in their entirety by reference to, the pro forma unaudited condensed consolidated financial statements and notes thereto and other pro forma data set forth under "Pro Forma Unaudited Condensed Consolidated Financial Data."

(13) Interest expense has been adjusted to reflect (i) interest expense on the Notes at an assumed rate of 10% per annum, (ii) elimination of interest expense on the Old Credit Agreement, (iii) amortization of debt issue costs resulting from the Refinancing and (iv) capitalization of interest using the assumed annual rate of 10% on the Notes.

(14) As adjusted to reflect (i) receipt by the Company of the estimated net proceeds from the Offerings (assuming a public offering price of $16.00 per share in the Common Stock Offering) and (ii) application of substantially all of the estimated net proceeds therefrom to repay borrowings outstanding and accrued interest under the Old Credit Agreement. See "Capitalization" and "Pro Forma Unaudited Condensed Consolidated Financial Data."

(15) The 1994 amounts have been restated to reflect proceeds from the sale of a 10% equity interest in New CF&I, Inc., a subsidiary of the Company, as a minority interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(16) For the purpose of determining the ratio of EBITDA to interest expense (including capitalized interest), EBITDA means, in general the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit, excluding any provisions for non-recurring expenses such as rolling mill closures and settlements of litigation. Interest expense consists of total interest costs, including capitalized interest. The ratio of EBITDA to interest expense (including capitalized interest) has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company believes that it is used by certain investors as one measure of a company's historical ability to service its debt.

                                  RISK FACTORS

     Prospective investors should carefully review the risk factors set forth below and the other information set forth and incorporated by reference in this Prospectus.

SUBSTANTIAL INCREASE IN DIVIDEND REQUIREMENTS; LIMITATIONS ON PAYMENT OF COMMON STOCK DIVIDENDS

     The Common Stock Offering will substantially increase the number of shares of Common Stock outstanding and the Company's dividend requirements. For the year ended December 31, 1995, the Company paid total Common Stock dividends of $10.9 million (based on a quarterly dividend rate of $0.14 per share) and had net income of $12.4 million. Assuming that the Common Stock Offering and other transactions contemplated by the Refinancing had occurred on January 1, 1995, and giving effect to the other assumptions and adjustments described under "Pro Forma Unaudited Condensed Consolidated Financial Data," pro forma Common Stock dividends for 1995 and the first quarter of 1996 would have been approximately $14.2 million and $3.6 million, respectively, (based on a quarterly dividend rate of $0.14 per share) and pro forma net income for 1995 and the first quarter of 1996 would have been approximately $7.4 million and $6.9 million, respectively.


     Although the Company has no plans to alter the frequency or rate of its dividends, the amount of future dividends, as well as the decision to pay any dividends, on the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors the Board of Directors deems relevant. In addition, the Amended Credit Agreement and the indenture (the "Indenture") relating to the Notes will contain, and other debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain, restrictive covenants and provisions that limit or could limit the amount of dividends payable by the Company. In particular, following completion of the Offerings, the Company's ability to pay Common Stock dividends will be limited by the covenants described in the following paragraph. See "Description of Certain Indebtedness." In that regard, the Company believes that investors may view the Company's ability to pay dividends at its historic rate as a general measure of its financial condition. Consequently, a reduction in the dividend rate could make it more difficult for the Company to raise additional debt or equity capital, and also could adversely affect the market prices of the Common Stock and the Notes.



     The Indenture will contain a covenant which, in general, will limit the aggregate amount of dividends payable by the Company after the date on which the Notes are issued (the "Issue Date") to an amount (the "Restricted Payment Amount") equal to 50% of the Company's "consolidated net income" (as defined)(calculated on a cumulative basis commencing on the first day of the fiscal quarter in which the Notes are issued). The Indenture will contain an exception to this covenant which will permit the payment of Common Stock dividends in an aggregate amount of up to $25 million. To the extent the Company fully utilizes this $25 million exception to pay dividends, however, additional Common Stock dividends may only be paid if the amount of those dividends, when added to the aggregate amount of all Common Stock dividends (excluding those paid pursuant to such $25 million exception) and certain other restricted payments paid since the Issue Date, does not exceed the Restricted Payment Amount. In that regard, assuming the Refinancing had occurred on January 1, 1995, and giving effect to the other assumptions and adjustments described under "Pro Forma Unaudited Condensed Consolidated Financial Data," the pro forma Restricted Payment Amount for the year ended December 31, 1995 would have been approximately $4.0 million, and the pro forma amount of dividends payable on the Company's Common Stock at the current quarterly rate of $0.14 per share would have been approximately $14.2 million. As a result, on a pro forma basis for the year ended December 31, 1995 the Company would have been required to utilize approximately $10.2 million of the $25 million exception to sustain its current level of Common Stock dividends. It is anticipated that the Amended Credit Agreement will contain a covenant which will require the Company to maintain a consolidated tangible net worth (as defined) of not less than $232.5 million (i) plus 50% of its consolidated net income (as defined) (without giving effect to any losses) for each fiscal quarter beginning on or after January 1, 1996 (ii) plus the net proceeds from equity offerings by the Company or any of its subsidiaries after that date, including the Common Stock Offering. At March 31, 1996, this covenant would have required the Company to have a consolidated tangible net worth (as expected to be defined in the Amended Credit

Agreement) of approximately $235.8 million, and at that date the Company had a consolidated tangible net worth (as defined) of approximately $265.9 million. The effect of this covenant is substantially similar to the effect of the Indenture restriction described above. Accordingly, these covenants will require that the Company substantially improve its results of operations to sustain its current level of Common Stock dividends after the Offerings, and there is no assurance that such an improvement will occur. Absent such an improvement, to the extent the Company has exhausted the $25 million exception under the Indenture referred to above or the similar exception under the Amended Credit Agreement, the Company will be required to reduce the amount of its Common Stock dividends, which would likely have a material adverse effect on the market price of the Common Stock. In addition, it is anticipated that the Amended Credit Agreement will contain a covenant prohibiting the payment of any dividend if, at the time of or after giving effect to such payment, there exists an event of default (as defined) under the Amended Credit Agreement or an event which, with notice or lapse of time, would constitute such an event of default.

STEEL INDUSTRY CYCLICALITY

     The steel industry is cyclical in nature, and the domestic steel industry has been adversely affected in recent years by high levels of steel imports, worldwide production overcapacity and other factors. The Company also is subject to industry trends and conditions, such as the presence or absence of sustained economic growth and construction activity, currency exchange rates and other factors. The Company is particularly sensitive to trends in the oil and gas, gas transmission, construction, capital equipment, rail transportation, agriculture and durable goods industries, because these industries are significant markets for the Company's products. Further, the Company has seen substantial shrinkage in the domestic large diameter pipe market in recent years, which has adversely affected the Company's average price per ton of steel shipped and results of operations beginning in 1993. These trends have led the Company to seek new overseas markets for large diameter pipe and to seek to increase sales of its higher quality plate products.

VARIABILITY OF FINANCIAL RESULTS


     Historically, the Company's operating results have fluctuated substantially and this variability may continue. In the past, operating results have been, and in the future will be, affected by numerous factors, including the prices and availability of raw materials, particularly scrap; the demand for and prices of the Company's products; the level of competition, particularly in the western United States and, to a lesser extent, certain Pacific Rim countries; the level of unutilized production capacity in the steel industry; the mix of products sold by the Company; the timing and pricing of large orders; start-up difficulties with respect to new capital equipment; the integration and modification of facilities acquired in acquisitions; costs associated with closing existing facilities and other factors. Beginning in 1993, the Company's results of operations have been adversely affected by a decline in domestic demand for large diameter pipe. In addition, products manufactured by the Pueblo Mill generally have lower average selling prices and gross margins than products manufactured by the Oregon Steel Division. As a result, the acquisition of the Pueblo Mill in March 1993 has exerted downward pressure on the Company's operating margin per ton and average price per ton shipped. In addition, start-up difficulties with respect to certain elements of the Company's capital improvement program have adversely affected, and may continue to adversely affect, the Company's results of operations. See "-- Start-Up Difficulties."



     There is no assurance that these events and circumstances will not continue or that other events or circumstances, such as an economic downturn adversely affecting the steel industry generally or the Company in particular, will not occur, any of which could have a material adverse effect on the Company. See "Prospectus Summary -- Recent Developments" for certain matters which are expected to adversely affect the Company's results of operations for the second quarter of 1996 as compared to the first quarter of 1996.


START-UP DIFFICULTIES

     The Company experienced significant delays and operational difficulties in bringing the new rod and bar mill at the Pueblo Mill into production, which required the CF&I Steel Division to operate its steelmaking and casting facilities, as well as the new rod and bar mill, at substantially below full capacities during much of

1995. Although the Company believes these difficulties and delays are typical of those encountered when commissioning major pieces of capital equipment, the Company may continue to experience difficulties with this mill that could adversely affect its results of operations. In addition, the Company may experience similar start-up difficulties and delays with respect to the Combination Mill and other capital improvements, which could interrupt or reduce production and materially adversely affect its results of operations.

FUNDING FOR THE CAPITAL IMPROVEMENT PROGRAM

     The Company's capital improvement program contemplates capital expenditures at the Portland and Pueblo Mills of approximately $103 million (excluding capitalized interest) for 1996 and 1997, and also contemplates expenditures of up to $12 million in 1996 and 1997 for investments in raw material ventures intended to reduce dependence on scrap steel. The Company is also continuing various upgrade and maintenance projects for which it has budgeted approximately $41 million for 1996 and 1997; the cost of these upgrade and maintenance projects is in addition to amounts budgeted for the capital improvement program. Completion of the capital improvement program and these other projects will require the continued availability of funds from operations and borrowings under the Amended Credit Agreement. The availability of borrowings under the Amended Credit Agreement will require the Company to comply with the financial and other covenants therein. See "-- Leverage and Access to Funding; Compliance with Financial Covenants." As a result, there is no assurance that borrowings will be available under the Amended Credit Agreement or that sufficient funds otherwise will be available to complete the capital improvement program or to make other capital expenditures as planned. Failure to obtain required funds would delay or prevent some portions of the capital improvement program and other capital expenditures from being initiated or completed, which could have a material adverse effect on the Company. Completion of the capital improvement program is subject to a number of additional uncertainties, and there is no assurance that the program will be completed as planned or at costs currently budgeted. See
"-- Potential Delay in Completion of Capital Improvement Program," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Capital Improvement Program."

     The Company's business is capital intensive and will likely require substantial expenditures (in addition to those discussed above) for, among other things, the purchase and maintenance of equipment used in its steelmaking and finishing operations, and there is no assurance the Company will have adequate sources of funds for any such future capital expenditures, which could have a material adverse effect on the Company.

LEVERAGE AND ACCESS TO FUNDING; COMPLIANCE WITH FINANCIAL COVENANTS; INSUFFICIENCY OF 1995 PRO FORMA EARNINGS TO COVER PRO FORMA FIXED CHARGES

     Upon completion of the Offerings, the Company will have significant amounts of outstanding indebtedness and interest cost. At March 31, 1996, on a pro forma basis after giving effect to the Offerings and the repayment of amounts outstanding under the Old Credit Agreement, the Company would have had total liabilities of $476.7 million, total long-term debt (excluding current portion) of $282.8 million, total assets of $873.1 million and stockholders' equity of $359.9 million, and the Company's percentage of long-term debt to total capitalization (defined as total long-term debt (less current portion) plus total stockholders' equity) would have been approximately 44.0%. See "Pro Forma Unaudited Condensed Consolidated Financial Data." Assuming the Refinancing had occurred on January 1, 1995, the Company's pro forma ratio of earnings to fixed charges would have been 0.8 to 1 for the year ended December 31, 1995 and 1.9 to 1 for the three months ended March 31, 1996. See Note 3 to "Pro Forma Unaudited Condensed Consolidated Financial Data." Moreover, the Company and its subsidiaries will be permitted, subject to restrictions in their debt instruments, to incur additional indebtedness in the future. The Company's level of indebtedness presents risks to investors, including the possibility that the Company and its subsidiaries may be unable to generate cash sufficient to pay principal of and interest on their indebtedness when due.

     The Company's debt instruments require, and the Amended Credit Agreement and the Indenture will require, that the Company and its subsidiaries comply with various financial tests and impose and will impose restrictions affecting, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens on assets, make loans or investments, pay dividends and effect other corporate actions. In that regard, the Company anticipates that, following the Refinancing, it will not meet the minimum pro forma consolidated fixed charge coverage ratio (as defined) required by the Indenture for the incurrence of additional indebtedness and, unless its results of operations improve, the Company will be prohibited by the Indenture from incurring additional indebtedness other than under the Amended Credit Agreement and subject to certain additional exceptions. The level of the Company's indebtedness and the restrictive covenants contained in its debt instruments, including the Notes and the Amended Credit Agreement, could significantly limit the operating and financial flexibility of the Company and its ability to respond to competitive pressures or adverse industry conditions. In addition, this level of indebtedness and these covenants, as well as the pledge of substantially all of the assets of the Company and its subsidiaries to collateralize borrowings under the Notes, the Amended Credit Agreement and the $18 million (in Canadian dollars ("Cdn.$")) credit facility (the "Camrose Credit Facility") maintained by Camrose Pipe Company ("Camrose"), a 60% owned subsidiary which owns the Camrose Pipe Mill, will likely limit significantly the Company's ability to obtain additional financing or make the terms of any financing which may be obtained less favorable.

     The amount of the Company's borrowings which may be outstanding under the Amended Credit Agreement at any time will be limited to a specified percentage of its eligible accounts receivable and eligible inventory. Moreover, the Company's ability to borrow under the Amended Credit Agreement will require its compliance with financial and other covenants contained therein. See "Description of Certain Indebtedness." As of September 30, 1995 and December 31, 1995, the Company obtained amendments to the Old Credit Agreement to, among other things, modify the interest coverage ratio covenant and certain other restrictive covenants and to facilitate the Company in pursuing other or additional financing alternatives. The amendments were needed for the Company to remain in compliance with certain financial covenants in the Old Credit Agreement in light of lower than anticipated earnings and higher than anticipated borrowing requirements. Compliance with the terms of the Amended Credit Agreement, which also will contain certain restrictive financial covenants and other customary terms, will depend upon an improvement in the Company's results of operations, including improved performance by the Pueblo Mill, and a significant reduction in the ratio of the Company's debt to total capitalization. There is no assurance these improvements or this reduction will occur and, if they do not, the Company could be required to obtain amendments or waivers under the Amended Credit Agreement to avoid a default and obtain future borrowings thereunder. There is no assurance that any such amendment or waiver could be obtained on terms satisfactory to the Company, if at all. In the event of a default under the Amended Credit Agreement or the Indenture, or if the Company or its subsidiaries are unable to comply with covenants contained in other debt instruments or to pay their indebtedness when due, the holders of such indebtedness generally will be able to declare all indebtedness owing them to be due and payable immediately and, in the case of collateralized indebtedness, to proceed against their collateral. In addition, default on one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding thereunder to be due and payable pursuant to cross-default clauses. As a result, any default by the Company or any of its subsidiaries under any of their respective debt instruments or credit facilities would likely have a material adverse effect on the Company. Furthermore, the Amended Credit Agreement will bear, and the Camrose Credit Facility bears, interest at variable interest rates. Accordingly, increases in the applicable interest rates may adversely affect the Company's cost of capital.


     Since its acquisition by the Company in March 1993, CF&I Steel, L.P. ("CF&I"), the subsidiary of the Company that owns the Pueblo Mill, has required substantial amounts of cash to fund its operations and capital expenditures. Borrowing requirements for these and other cash needs, both short-term and long-term, are provided through loans from the Company to CF&I. As of March 31, 1996, $193.9 million of aggregate principal amount of these loans was outstanding. The Company is not required to provide financing to CF&I and, although no repayments of these loans are expected in 1996, the Company may in any event demand repayment of these loans at any time. If the Company were to demand repayment of these loans, it is unlikely that CF&I would be able to obtain from external sources financing necessary to repay these loans or to fund its capital expenditures and other cash needs. Failure to obtain alternative financing would have a material adverse effect on CF&I and the CF&I Steel Division. If CF&I were able to obtain the necessary financing, it is likely that such financing would be at interest rates and on terms substantially less favorable to CF&I than those provided by the Company.

     If the Company and its subsidiaries remain in compliance with the terms of their respective credit facilities and debt instruments, the Company believes its anticipated cash needs for currently budgeted capital expenditures and for working capital through the end of 1996 will be met from the net proceeds of the Offerings, borrowings under the credit facilities, existing cash balances and funds generated by operations. There is no assurance, however, that the amounts available from these sources will be sufficient for such purposes. In that event, or for other reasons, the Company may be required to seek additional financing, which may include additional bank financing and debt or equity securities offerings. There is no assurance that such sources of funding will be available if required or, if available, will be on terms satisfactory to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POTENTIAL DELAY IN COMPLETION OF CAPITAL IMPROVEMENT PROGRAM

     Completion of the capital improvement program, including the Combination Mill at the Portland Mill, is subject to a number of uncertainties, including the need for borrowings under the Amended Credit Agreement and completion of the design and construction of the facilities. The Company experienced significant delays and difficulties in bringing new capital equipment at its Pueblo Mill up to production capacity (see "-- Start-Up Difficulties"); and there is no assurance that the Company will not experience delays and difficulties with respect to the Combination Mill, which could include substantial construction or production interruptions and the diversion of resources from the Company's other facilities. There is no assurance that the capital improvement program can be completed in a timely manner or for the amounts budgeted. Failure to complete, or a substantial disruption or delay in completing, the projects included in the program, or a substantial increase in the cost of these projects, could have a material adverse effect on the Company.

UNCERTAINTY OF BENEFITS OF CAPITAL IMPROVEMENT PROGRAM; INCREASE IN INTEREST AND DEPRECIATION EXPENSE

     The ability of the Company to achieve the anticipated cost savings, operating efficiencies, yield improvements and other benefits from the capital improvement program is subject to significant uncertainties, many of which are beyond the control of the Company. There is no assurance that such anticipated cost savings or yield improvements or other benefits will be realized or that sufficient demand will exist for the products that can be produced as a result of the planned improvements, any of which could have a material adverse effect on the Company and, in particular, its ability to comply with financial covenants in the Amended Credit Agreement. See "-- Leverage and Access to Funding; Compliance with Financial Covenants" and "Business -- Capital Improvement Program."

     The capital improvement program will have other effects on the Company's results of operations. In particular, the Company will have substantial interest costs due to the debt incurred to finance the program, including the debt incurred in the Notes Offering, and a substantial increase in depreciation expense. In addition, a substantial portion of the Company's interest costs have been and are being capitalized during the construction phase of the capital improvement program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of First Quarter 1996 to First Quarter 1995 -- Interest Expense" and "-- Comparison of 1995 to 1994 -- Interest Expense." As the related projects under the capital improvement program are completed, ongoing interest costs will be expensed (rather than capitalized), which will substantially increase the interest expense reflected on the Company's financial statements. In connection with the Refinancing, the Company will terminate certain interest rate swap agreements related to the Old Credit Agreement, which will result in an estimated cash payment by the Company of approximately $2.6 million and a related pre-tax charge against income in the same amount, based on prevailing market interest rates as of March 31, 1996. See "Pro Forma Unaudited Condensed Consolidated Financial Data." The Company also anticipates that it will incur start-up and transition costs as projects are initiated, completed and implemented.

AVAILABILITY AND COST OF RAW MATERIALS

     The Company's principal raw material for the Portland and Pueblo Mills is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars and railroad track materials and demolition scrap from obsolete structures, containers and machines. In addition, hot briquetted iron ("HBI") can substitute for a limited portion of the scrap used in minimill steel production, although the sources and availability of HBI are substantially more limited than those of scrap. The purchase prices for scrap and HBI are subject to market forces largely beyond the control of the Company, including demand by domestic and foreign steel producers, freight costs, speculation by scrap brokers and other conditions. The cost of scrap and HBI to the Company can vary significantly, and product prices often cannot be adjusted, especially in the short term, to recover the costs of increases in scrap or HBI prices. To the extent higher scrap or HBI prices cannot be passed through in the form of higher steel prices, significant increases in scrap or HBI prices may have a material adverse effect on the Company. To date, the Company has purchased substantially all of the HBI it has used from a single source. Although the Company has no long-term contracts for material amounts of HBI, if the Company were unable to obtain HBI from its current broker, it believes HBI would be available from other brokers or directly from producers in quantities comparable to those obtained in the past from its broker. Although there is no assurance it will be able to obtain satisfactory quantities of HBI in the future the Company does not believe the failure to obtain HBI in the future in such quantities would have a material adverse effect on the Company. See
"Business -- Raw Materials."

     The Company purchases semi-finished steel slabs to supplement its steel production capacity and enable it to produce steel plate in thicknesses greater than three inches. Generally, the Company has been able to adjust product prices in response to increases in slab prices. The world demand for slab can, however, significantly affect its purchase price, and there is no assurance the Company will be able to adjust product prices to offset any future increases in slab prices. Although the Company purchased significant quantities of slabs in the first six months of 1994, it was a net seller of slabs throughout 1995. The Company anticipates, however, that it will need to purchase slab from outside suppliers when the Combination Mill is completed and fully operational.

     The Portland Mill is able to roll plate in widths up to 103 inches, which enables the Company's Napa Pipe Mill to make pipe in diameters of up to 30 inches. Since the termination of production at the Fontana Plate Mill in the fourth quarter of 1994, the Company has been required to seek outside sources of plate to manufacture pipe in diameters greater than 30 inches. There is no assurance that the Company will be able to obtain such plate at prices which enable it to compete effectively in the market for large diameter pipe, which could have a material adverse effect on the Company. After the Combination Mill is completed and fully operational, the Company will be able to produce plate in widths sufficient to enable the Napa Pipe Mill to manufacture pipe in diameters of up to 42 inches.

COMPETITION

     Competition within the steel industry is intense. The Company competes primarily on the basis of product quality, price and responsiveness to customer needs. Many of the Company's competitors are larger and have substantially greater capital resources, more modern technology and lower labor and raw material costs than the Company. In addition, a new minimill in Arizona and an upgraded minimill in Oregon are expected to commence production of rod and bar products in the near future. The Company expects increased competition as these competitors commence and increase production. Moreover, U.S. steel producers have historically faced significant competition from foreign producers, although the weakness of the U.S. dollar relative to certain foreign currencies has dampened this competition in the United States in recent years. The highly competitive nature of the industry, combined with excess production capacity in some products, may in the future exert downward pressure on prices for certain of the Company's products. There is no assurance that the Company will be able to compete effectively in the future.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, wastewater, air emissions, toxic use reduction and hazardous materials disposal. The Portland and Pueblo Mills are classified in the same manner as other similar steel mills in the industry as generating hazardous waste materials because the melting operation produces dust that contains heavy metals. The Company owns or has owned properties and conducts or has conducted operations at properties which have been assessed as contaminated with hazardous or other controlled substances or as otherwise requiring remedial action under federal, state or local environmental laws or regulations. At March 31, 1996, the Company's financial statements reflected total liabilities of $38.0 million to cover future costs arising from environmental issues relating to these properties. The Company's actual future expenditures, however, for installation of and improvements to environmental control facilities, remediation of environmental conditions existing at its properties and other similar matters cannot be conclusively determined. Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. It is likely that the Company will be subject to increasingly stringent environmental standards in the future (including those under the Clean Air Act Amendments of 1990, the Clean Water Act Amendments of 1990 stormwater permit program and toxic use reduction programs) and will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Furthermore, although the Company has established reserves for environmental remediation, there is no assurance regarding the cost of remedial measures that might eventually be required by environmental authorities or that additional environmental hazards, requiring further remedial expenditures, might not be asserted by such authorities or private parties. Accordingly, the costs of remedial measures may exceed the amounts reserved. In addition, the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. There is no assurance that expenditures or proceedings of the nature described above, or other expenditures or liabilities resulting from hazardous substances located on the Company's property or used or generated in the conduct of its business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, will not have a material adverse effect on the Company. See
"Business -- Environmental Matters."

ANTI-TAKEOVER EFFECT OF THE NOTES

     Certain provisions of the Indenture under which the Notes will be issued could make it more difficult for a party to gain control of the Company. For example, upon the occurrence of a Change of Control (as defined in the Indenture) the Company will be obligated to make an offer to purchase all of the then outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any. The existence of the foregoing provisions relating to a Change of Control may or may not deter a third party from seeking to acquire the Company in a transaction which constitutes a Change of Control. See also "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Common Stock Offering (assuming a public offering price of $16.00 per share) are estimated to be approximately $90.8 million (approximately $104.5 million if the Underwriters' over-allotment option is exercised in full). The net proceeds to the Company from the Notes Offering are estimated to be approximately $228.1 million. The Company expects to use approximately $295 million of the net proceeds of the Offerings to pay in full the outstanding borrowings under the Old Credit Agreement, which were incurred principally to fund the capital improvement program. At March 31, 1996, the Company had $272.9 million outstanding under the Old Credit Agreement with a weighted average interest rate of 8.3% per annum, and it anticipates that approximately $295 million will be outstanding under the Old Credit Agreement immediately prior to the completion of the Offerings. The remaining net proceeds will be used for capital expenditures, including expenditures for its capital improvement program and ongoing maintenance projects, and other general corporate purposes. See "Prospectus Summary -- Capital Improvement Program," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Capital Improvement Program." Until applied for the foregoing purposes, net proceeds will be invested in short-term investments. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and consolidated capitalization of the Company at March 31, 1996 and as adjusted to reflect (i) receipt by the Company of the estimated net proceeds from the Offerings (assuming a public offering price of $16.00 per share for the Common Stock Offering) and (ii) application of substantially all of the estimated net proceeds to repay borrowings under the Old Credit Agreement. See "Use of Proceeds."

                                                                          MARCH 31, 1996
                                                                     ------------------------
                                                                      ACTUAL      AS ADJUSTED
                                                                     --------     -----------
                                                                          (IN THOUSANDS)
Short-term debt (including current portion of long-term debt)....... $  9,036      $   9,036
                                                                     ========       ========
Long-term debt (less current portion)
  First Mortgage Notes due 2003..................................... $     --      $ 235,000
  Old Credit Agreement..............................................  272,900(1)          --
  CF&I acquisition debt.............................................   47,760         47,760
  Amended Credit Agreement..........................................       --             --
                                                                     --------       --------
          Total long-term debt......................................  320,660        282,760
                                                                     --------       --------
Stockholders' equity:
  Preferred Stock, par value $.01 per share; 1,000,000 shares
     authorized; none issued........................................       --             --
  Common Stock, par value $.01 per share; 30,000,000 shares
     authorized; 19,421,614 shares issued and outstanding;
     25,421,614 shares issued and outstanding as adjusted(2)........      194            254
  Additional paid-in capital........................................  150,826        241,566
  Retained earnings.................................................  123,101        121,487(3)
  Cumulative foreign currency translation adjustment................   (3,412)        (3,412)
                                                                     --------       --------
          Total stockholders' equity................................  270,709        359,895
                                                                     --------       --------
          Total long-term debt and stockholders' equity............. $591,369      $ 642,655
                                                                     ========       ========

- ---------------

(1) The Company estimates that approximately $295 million, including current portion, will be outstanding under the Old Credit Agreement upon completion of the Offerings.

(2) Excludes 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the Company's acquisition of the CF&I Steel Division. These shares are, however, deemed to be outstanding for purposes of calculating net income per share and weighted average common shares and common share equivalents outstanding. Also excludes 100,000 shares of Common Stock reserved for issuance upon exercise of warrants, to be issued in connection with the Company's acquisition of the CF&I Steel Division, with an exercise price of $35 per share.

(3) Reflects an estimated charge of $1.6 million, net of income taxes, related to anticipated losses in connection with the termination of certain interest rate swap agreements related to the Old Credit Agreement.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the NYSE under the symbol "OS." The following table sets forth the high and low reported sale prices of the Common Stock on the NYSE Composite Tape, together with the amount of cash dividends declared per share, for the calendar quarters indicated.


                                                                                     CASH
                                                                                   DIVIDENDS
                                                                  HIGH     LOW     DECLARED
                                                                  ----     ---     ---------
    1994
      1st Quarter................................................ 27 3/8   22 5/8     .14
      2nd Quarter................................................ 23       18 7/8     .14
      3rd Quarter................................................ 20 1/4   15 7/8     .14
      4th Quarter................................................ 18 1/4   14 1/8     .14
    1995
      1st Quarter................................................ 18 3/8   14 7/8     .14
      2nd Quarter................................................ 19 3/4   15 1/2     .14
      3rd Quarter................................................ 18 7/8   15 3/4     .14
      4th Quarter................................................ 16 1/8   13 1/8     .14
    1996
      1st Quarter................................................ 15 3/8   12 3/4     .14
      2nd Quarter (through June 5, 1996)......................... 16 7/8   13 1/2     .14*


- ---------------


* Paid on May 31 to holders of record on May 10. As a result, purchasers will not be entitled to receive such dividend on the shares of Common Stock offered hereby.


     On December 31, 1995, there were 846 holders of record of the Company's Common Stock, of which approximately 2.3 million shares (approximately 12% of the total outstanding) were held of record by the Company's Employee Stock Ownership Plan (the "ESOP") for the benefit of its participants. A recent last reported sale price of the Common Stock on the NYSE is set forth on the cover page of this Prospectus.

     The Common Stock Offering will substantially increase the number of shares of Common Stock outstanding and the Company's dividend requirements. For the year ended December 31, 1995, the Company paid total Common Stock dividends of $10.9 million (based on a quarterly dividend rate of $0.14 per share) and had net income of $12.4 million. Assuming that the Common Stock Offering and other transactions contemplated by the Refinancing had occurred on January 1, 1995, and giving effect to the other assumptions and adjustments described under "Pro Forma Unaudited Condensed Consolidated Financial Data," pro forma Common Stock dividends for 1995 and the first quarter of 1996 would have been approximately $14.2 million and $3.6 million, respectively, (based on a quarterly dividend rate of $0.14 per share) and pro forma net income for 1995 and the first quarter of 1996 would have been approximately $7.4 million and $6.9 million, respectively.

     The amount of future dividends, as well as the decision to pay any dividends, on the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors the Board of Directors deems relevant. In addition, the Amended Credit Agreement and the Indenture will contain, and other debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain, restrictive covenants and provisions that limit or could limit the amount of dividends payable by the Company. In particular, following completion of the Offerings, the Company's ability to pay Common Stock dividends will be limited by the covenants described in the following paragraph. See "Description of Certain Indebtedness."

     The Indenture will contain a covenant which, in general, will limit the aggregate amount of dividends payable by the Company after the date on which the Notes are issued (the "Issue Date") to an amount (the "Restricted Payment Amount") equal to 50% of the Company's "consolidated net income" (as defined)(calculated on a cumulative basis commencing on the first day of the fiscal quarter in which the Notes are issued). The Indenture will contain an exception to this covenant which will permit the payment of Common Stock dividends in an aggregate amount of up to $25 million. To the extent the Company fully utilizes this $25 million exception to pay dividends, however, additional Common Stock dividends may only be paid if the amount of those dividends, when added to the aggregate amount of all Common Stock dividends (excluding those paid pursuant to such $25 million exception) and certain other restricted payments paid since the Issue Date, does not exceed the Restricted Payment Amount. In that regard, assuming the Refinancing had occurred on January 1, 1995, and giving effect to the other assumptions and adjustments described under "Pro Forma Unaudited Condensed Consolidated Financial Data," the pro forma Restricted Payment Amount for the year ended December 31, 1995 would have been approximately $4.0 million, and the pro forma amount of dividends payable on the Company's Common Stock at the current quarterly rate of $0.14 per share would have been approximately $14.2 million. As a result, on a pro forma basis for the year ended December 31, 1995 the Company would have been required to utilize approximately $10.2 million of the $25 million exception to sustain its current level of Common Stock dividends. It is anticipated that the Amended Credit Agreement will contain a covenant which will require the Company to maintain a consolidated tangible net worth (as defined) of not less than $232.5 million (i) plus 50% of its consolidated net income (as defined) (without giving effect to any losses) for each fiscal quarter beginning on or after January 1, 1996 (ii) plus the net proceeds from equity offerings by the Company or any of its subsidiaries after that date, including the Common Stock Offering. At March 31, 1996, this covenant would have required the Company to have a consolidated tangible net worth (as expected to be defined in the Amended Credit Agreement) of approximately $235.8 million, and at that date the Company had a consolidated tangible net worth (as defined) of approximately $265.9 million. The effect of this covenant is substantially similar to the effect of the Indenture restriction described above. Accordingly, these covenants will require that the Company substantially improve its results of operations to sustain its current level of Common Stock dividends after the Offerings, and there is no assurance that such an improvement will occur. Absent such an improvement, to the extent the Company has exhausted the $25 million exception under the Indenture referred to above or the similar exception under the Amended Credit Agreement, the Company will be required to reduce the amount of its Common Stock dividends, which would likely have a material adverse effect on the market price of the Common Stock. In addition, it is anticipated that the Amended Credit Agreement will contain a covenant prohibiting the payment of any dividend if, at the time of or after giving effect to such payment, there exists an event of default (as defined) under the Amended Credit Agreement or an event which, with notice or lapse of time, would constitute such an event of default.


     Under current federal income tax laws, the amount of any cash dividends that are declared on shares of capital stock held by the ESOP and distributed to ESOP participants is deductible by the Company for federal income tax purposes.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data shown below for the three months ended March 31, 1995 and 1996 and as of March 31, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the consolidated financial statements and notes thereto of the Company as of December 31, 1993, 1994 and 1995 and for the three years ended December 31, 1995 and as of March 31, 1995 and 1996 and for the three months ended March 31, 1995 and 1996 incorporated by reference herein (the "Oregon Steel Financial Statements"). The results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for the year ending December 31, 1996.


                                                                                                      THREE MONTHS
                                                   YEARS ENDED DECEMBER 31,                          ENDED MARCH 31
                                  ----------------------------------------------------------      --------------------
                                    1991      1992(1)     1993(2)       1994        1995(3)         1995        1996
                                  --------    --------    --------    ---------    ---------      --------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
  Sales.......................... $489,357    $397,722    $679,823    $ 838,268    $ 710,971      $187,017    $205,489
  Cost of sales..................  386,517     316,455     608,236      761,335(4)   638,413       170,278     176,905
  Provision for rolling mill
    closures.....................       --          --          --       22,134(5)        --            --          --
  Selling, general and
    administrative expenses......   28,910      29,785      41,447       50,052       43,123        10,829      11,414
  Contributions to employee stock
    ownership plan...............    5,002       3,501         753          738           --           334          --
  Profit participation...........   14,284      10,510       4,527        2,336        5,416           735       1,869
                                  --------    --------    --------     --------     --------      --------    --------
         Operating income........   54,644      37,471      24,860        1,673       24,019         4,841      15,301
  Other income (expense):
    Interest and dividend
      income.....................    1,872         741         921        1,620(4)       557            68         111
    Interest expense.............       --          --      (3,988)      (3,910)     (10,307)       (1,883)     (3,872)
    Other income (expense),
      net........................     (281)        214        (354)         711        1,065           150         (87)
    Settlement of litigation.....       --      (5,040)      2,750           --           --            --          --
    Minority interests(10).......       --       1,097      (1,996)      (3,373)         862           (96)       (788)
                                  --------    --------    --------     --------     --------      --------    --------
         Income (loss) before
           income taxes(10)......   56,235      34,483      22,193       (3,279)      16,196         3,080      10,665
  Income tax (expense) benefit...  (20,770)    (14,506)     (7,388)       2,941       (3,762)       (1,170)     (4,147)
                                  --------    --------    --------     --------     --------      --------    --------
         Net income (loss)(10)... $ 35,465    $ 19,977    $ 14,805    $    (338)   $  12,434      $  1,910    $  6,518
                                  ========    ========    ========     ========     ========      ========    ========
Net income (loss) per
  share(6)(10)................... $   1.89    $   1.04    $    .75    $    (.02)   $     .62      $    .10    $    .33
Cash dividends declared per
  share.......................... $    .50    $    .56    $    .56    $     .56    $     .56      $    .14    $    .14
Weighted average common shares
  and common share equivalents
  outstanding(6).................   18,735      19,183      19,822       19,973       20,016        20,005      20,020
BALANCE SHEET DATA:
  Working capital................ $122,780    $ 99,444    $139,461    $ 141,480    $ 115,453      $123,087    $104,045
  Total assets...................  323,529     354,252     549,670      665,733      805,266       670,752     824,201
  Long-term debt.................    3,417          --      76,487      187,935      312,679       195,013     320,660
  Total stockholders'
    equity(10)...................  245,006     257,515     275,242      263,477      266,790       263,654     270,709
OTHER DATA:
  Depreciation and
    amortization................. $ 12,441    $ 16,253    $ 21,375    $  22,012    $  24,964      $  5,116    $  7,131
  Capital expenditures........... $ 38,481    $ 34,281    $ 40,905    $ 128,237    $ 176,885      $ 38,321    $ 36,878
  Ratio of earnings to fixed
    charges(7)(10)...............    29.9x       36.8x        4.4x          .4x         1.1x          1.1x        2.0x
  EBITDA(8)...................... $ 68,676    $ 55,776    $ 44,806    $  44,777    $  51,467      $ 10,079    $ 21,668
  Net cash provided by operating
    activities................... $ 22,598    $ 48,385    $ 44,545    $  20,520    $  53,616      $ 30,724    $ 29,388
  Net cash used in investing
    activities................... $(36,411)   $(52,960)   $(46,185)   $(128,444)   $(176,261)     $(38,805)   $(37,709)
  Net cash provided by (used in)
    financing activities......... $ 26,025    $ (4,892)   $  6,193    $ 104,006    $ 118,082      $  4,485    $  9,407
  Ratio of EBITDA to interest
    expense (including
    capitalized interest)(11)....    49.1x      175.4x        7.9x         4.0x         2.3x          2.1x        2.9x
  Total long-term debt as a
    percentage of
    capitalization(9)(10)........     1.4%          --       21.7%        41.6%        54.0%         42.5%       54.2%


                         (Footnotes on following page)

 (1) Results for 1992 include the results of operations of the Camrose Pipe Mill from the date of its acquisition on June 30, 1992.

 (2) Results for 1993 include the results of operations of the CF&I Steel Division from the date of its acquisition on March 3, 1993.

 (3) Includes insurance proceeds of approximately $4.0 million received in the second quarter of 1995 as reimbursement of lost profits resulting from lost production and start-up delays at the Pueblo Mill caused by an explosion that occurred in the third quarter of 1994. In 1995 revenues of $26.0 million and related product costs of $26.7 million were capitalized during construction of the rod and bar mill at the Pueblo Mill prior to placement of the mill in service on August 1, 1995.

 (4) In the fourth quarter of 1994, the Company received property tax refunds totaling $4.6 million related to prior years for the over-assessment of its Portland and Pueblo Mills. The refunds reduced cost of sales by $3.5 million and increased interest income by $1.1 million.

 (5) In the fourth quarter of 1994, the Company began construction of the Combination Mill and, in connection therewith, in the third quarter of 1994 the Company recorded a non-cash, pre-tax charge of $8.9 million to reduce the carrying value of certain plant and equipment and inventories that are unlikely to be used following completion of the Combination Mill. The Fontana Plate Mill ceased production in the fourth quarter of 1994 and closed permanently in the first quarter of 1995. As a result of the closure, in the third quarter of 1994 the Company recognized a pre-tax loss for the disposal and exit costs of $13.2 million.

 (6) Includes 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the Company's acquisition of the CF&I Steel Division. Excludes 100,000 shares of Common Stock reserved for issuance upon exercise of warrants to be issued in connection with the Company's acquisition of the CF&I Steel Division with an exercise price of $35 per share. See "Capitalization."

 (7) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before income taxes plus fixed charges (excluding capitalized interest) and minority interest in income of majority-owned subsidiaries with fixed charges, less minority interest in losses of majority-owned subsidiaries. Fixed charges consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt issue costs and that portion of rental expense deemed to be representative of the interest factor (one-third of rental expenses). Fixed charges exceeded earnings by $7.3 million for the year ended December 31, 1994.

 (8) EBITDA means, in general, the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit, excluding any provisions for non-recurring expenses such as rolling mill closures and settlements of litigation. EBITDA has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 (9) For purposes of this percentage, long-term debt excludes current portion, and capitalization is defined as the sum of long-term debt plus stockholders' equity.

(10) The 1994 amounts have been restated to reflect proceeds from the sale of a 10% equity interest in New CF&I, Inc., a subsidiary of the Company, as a minority interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(11) For the purpose of determining the ratio of EBITDA to interest expense (including capitalized interest), EBITDA means, in general the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit, excluding any provisions for non-recurring expenses such as rolling mill closures and settlements of litigation. Interest expense consists of total interest costs, including capitalized interest. The ratio of EBITDA to interest expense (including capitalized interest) has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company believes that it is used by certain investors as one measure of a company's historical ability to service its debt.

           PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

     The following pro forma unaudited condensed consolidated statements of income for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Refinancing as if it had occurred as of January 1, 1995. The pro forma unaudited consolidated condensed balance sheet as of March 31, 1996 gives effect to the Refinancing as if it had occurred on that date. The pro forma adjustments are described in the notes thereto. Such pro forma unaudited condensed consolidated financial data assume a public offering price of $16.00 per share for shares to be sold in the Common Stock Offering and an interest rate of 10% per annum on the Notes to be sold in the Notes Offering.

     The pro forma unaudited condensed consolidated financial data should be read in conjunction with the Oregon Steel Financial Statements. The pro forma unaudited condensed consolidated financial data do not purport to represent what the Company's results of operations or financial position would actually have been if the events described above had occurred as of the dates indicated or what such results of operations or financial position will be for any future periods. In addition, such data have been prepared on the basis of certain estimates and assumptions and do not give effect to any matters other than those described in the notes thereto or in the preceding paragraph.


                                               YEAR ENDED DECEMBER 31, 1995       THREE MONTHS ENDED MARCH 31, 1996
                                            -----------------------------------   ---------------------------------
                                                       PRO FORMA                             PRO FORMA
                                             ACTUAL   ADJUSTMENTS     PRO FORMA    ACTUAL   ADJUSTMENTS   PRO FORMA
                                            --------  -----------     ---------   --------  -----------   ---------
                                                                    (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Sales...................................  $710,971                  $ 710,971   $205,489                $ 205,489
  Cost of sales...........................   638,413                    638,413    176,905                  176,905
  Selling, general and administrative
     expenses.............................    43,123                     43,123     11,414                   11,414
  Profit participation expense............     5,416                      5,416      1,869                    1,869
                                            --------                   --------   --------                 --------
     Operating income.....................    24,019                     24,019     15,301                   15,301
  Interest and dividend income............       557                        557        111                      111
  Interest expense........................   (10,307)   $(8,175)(1)     (18,482)    (3,872)    $ 546(1)      (3,326)
  Other income, net.......................     1,065                      1,065        (87)                     (87)
  Minority interests......................       862                        862       (788)                    (788)
                                            --------                   --------   --------                 --------
     Income before income taxes...........    16,196                      8,021     10,665                   11,211
  Income tax expense......................     3,762    $(3,106)(2)         656      4,147     $ 207(2)       4,354
                                            --------                   --------   --------                 --------
     Net income...........................  $ 12,434                  $   7,365   $  6,518                $   6,857
                                            ========                   ========   ========                 ========
  Net income per share....................  $   0.62                  $    0.28   $   0.33                $    0.26
OTHER DATA:
  Ratio of earnings to fixed charges(3)...      1.1x                        .8x       2.0x                     1.9x
  EBITDA(4)...............................  $ 51,467                  $  51,467   $ 21,668                $  21,668
  Ratio of EBITDA to interest expense
     (including capitalized
     interest)(13)........................      2.3x                       1.6x       2.9x                     2.8x
  Total long-term debt as a percentage of
     capitalization(5)....................     54.0%                      45.1%      54.2%                    44.0%

                                                                              AT MARCH 31, 1996
                                                                ----------------------------------------------
                                                                                  PRO FORMA
                                                                  ACTUAL         ADJUSTMENTS         PRO FORMA
                                                                ----------       -----------         ---------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Assets:
  Cash and cash equivalents...................................   $   1,738        $  40,354(6)       $  42,092
  Trade accounts receivable, net..............................      98,170                              98,170
  Inventories.................................................     115,201                             115,201
  Other current assets........................................      13,078              990(7)          14,068
  Property, plant and equipment, net..........................     522,008                             522,008
  Debt issuance costs, net....................................       2,068            7,537(8)           9,605
  Other assets................................................      71,938                              71,938
                                                                  --------                            --------
          Total assets........................................   $ 824,201                           $ 873,082
                                                                  ========                            ========
Liabilities and stockholders' equity:
  Accounts payable............................................   $  82,275                           $  82,275
  Other current liabilities...................................      41,867        $  (2,405) (9)        39,462
  Long-term debt..............................................     320,660          (37,900)(10)       282,760
  Other liabilities...........................................      72,243                              72,243
                                                                  --------                            --------
          Total liabilities...................................     517,045                             476,740
                                                                  --------                            --------
Minority interests............................................      36,447                              36,447
                                                                  --------                            --------
Common Stock..................................................         194               60(11)            254
Additional paid-in capital....................................     150,826           90,740(11)        241,566
Retained earnings.............................................     123,101           (1,614)(12)       121,487
Cumulative foreign currency translation adjustment............      (3,412)                             (3,412)
                                                                  --------                            --------
          Total stockholders' equity..........................     270,709                             359,895
                                                                  --------                            --------
          Total liabilities and stockholders' equity..........   $ 824,201                           $ 873,082
                                                                  ========                            ========

- ---------------
 (1) Adjustment to reflect (i) interest expense on the Notes (at an assumed rate of 10% per annum), (ii) elimination of interest expense on the Old Credit Agreement, (iii) amortization of debt issue costs resulting from the Refinancing and (iv) capitalization of interest using the assumed annual rate of 10% on the Notes.

 (2) Adjustment to reflect the federal and state income tax effect related to the changes in interest expense discussed in Note (1).

 (3) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of consolidated income before income taxes plus fixed charges (excluding capitalized interest) and minority interest in income of majority-owned subsidiaries with fixed charges, less minority interest in losses of majority-owned subsidiaries. Fixed charges consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt issue costs and that portion of rental expense deemed to be representative of the interest factor (one-third of rental expenses). Pro forma fixed charges exceeded pro forma earnings by $5.9 million for the year ended December 31, 1995.

 (4) EBITDA means, in general, the sum of consolidated net income, consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit. EBITDA has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purposes of analyzing the Company's performance with respect to its credit agreements and the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

 (5) For purposes of this percentage, long-term debt excludes current portion, and capitalization is defined as the sum of long-term debt plus stockholders' equity.

 (6) Adjustments to reflect receipt of net proceeds of the Offerings of $318.9 million, repayment of $275.3 million outstanding at March 31, 1996 under the Old Credit Agreement, estimated cash payments of $2.6 million related to anticipated losses in connection with the termination of certain interest rate swap agreements related to the Old Credit Agreement and fees of $625,000 in connection with the Amended Credit Agreement.

 (7) Adjustment to income taxes receivable for the income tax effects of cash payments to terminate certain interest rate swap agreements.

 (8) Adjustment to reflect the financing fees related to the Amended Credit Agreement and the Notes.

 (9) Adjustment giving effect to the payment of accrued interest at March 31, 1996 under the Old Credit Agreement.

(10) Adjustment giving effect to the issuance of the Notes and the payment in full of amounts outstanding at March 31, 1996 under the Old Credit Agreement.

(11) Adjustment giving effect to the issuance of 6,000,000 shares of Common Stock at an estimated price of $16.00 per share pursuant to the Common Stock Offering, net of estimated underwriting discount and other issuance costs of $5.2 million.

(12) Adjustment to reflect anticipated losses, net of income taxes, related to the termination of certain interest rate swap agreements related to the Old Credit Agreement.

(13) For the purpose of determining the ratio of EBITDA to interest expense (including capitalizing interest), EBITDA means, in general the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense or benefit, excluding any provisions for non-recurring expenses such as rolling mill closures and settlements of litigation. Interest expense consists of total interest costs, including capitalized interest. The ratio of EBITDA to interest expense (including capitalized interest) has been included solely because the Company uses it as one means of analyzing its ability to service its debt, the Company's lenders use it for the purpose of analyzing the Company's performance with respect to its credit agreements and the Company believes that it is used by certain investors as one measure of a company's historical ability to service its debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of sales represented by selected consolidated income statement data.

                                                                                   THREE MONTHS
                                            YEARS ENDED DECEMBER 31,              ENDED MARCH 31,
                                        ---------------------------------       -------------------
                                        1993(1)        1994         1995         1995         1996
                                        -------       ------       ------       ------       ------
INCOME STATEMENT DATA:
  Sales................................  100.0%        100.0%       100.0%(2)    100.0%       100.0%
  Cost of sales........................   89.4          90.8(3)      89.8(2)      91.0         86.1
                                         -----         -----        -----        -----        -----
  Gross profit.........................   10.6           9.2         10.2          9.0         13.9
  Provision for rolling mill closure...     --           2.6(4)        --           --           --
  Selling, general and administrative
     expenses..........................    6.1           6.0          6.1          5.8          5.6
  Contributions to employee stock
     ownership plan....................     .1            .1           --           .2           --
  Profit participation expense.........     .7            .3           .7           .4           .9
                                         -----         -----        -----        -----        -----
          Operating income.............    3.7            .2          3.4          2.6          7.4
  Interest and dividend income.........     .1            .2(3)        .1           --           .1
  Interest expense.....................    (.6 )         (.5)        (1.5)        (1.0)        (1.9)
  Other income, net....................     --            .1           .2           .1           --
  Settlement of litigation.............     .4            --           --           --           --
  Minority interests(13)...............    (.3 )         (.4)          .1          (.1)         (.4)
                                         -----         -----        -----        -----        -----
          Income (loss) before income
            taxes(13)..................    3.3           (.4)         2.3          1.6          5.2
  Income tax (expense) benefit.........   (1.1 )          .4          (.5)         (.6)        (2.0)
                                         -----         -----        -----        -----        -----
          Net income (loss)(13)........    2.2%           .0%         1.8%         1.0%         3.2%
                                         =====         =====        =====        =====        =====
BALANCE SHEET DATA:
  Current ratio(5).....................  2.2:1         2.2:1        2.0:1        2.1:1        1.8:1
  Total long-term debt as a percentage
     of capitalization(6)(13)..........   21.7%        41.6%        54.0%        42.5%        54.2%
  Net book value per share(7)(13)...... $14.23        $13.60       $13.74       $13.58       $13.94

                         (Footnotes on following page)

     The following table sets forth by division, for the periods indicated, tonnage sold, sales, average price per ton shipped and other data.

                                                                                          THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                  MARCH 31,
                                               -----------------------------------      ----------------------
                                                1993(1)       1994         1995           1995         1996
                                               ---------    ---------    ---------      ---------    ---------
Tonnage sold:
  Oregon Steel Division(8):
    Commodity plate...........................   278,900      269,400      136,200         42,300       35,500
    Specialty plate...........................   157,300      154,700      159,700         49,700       46,300
    Large diameter pipe.......................   248,600      356,300      223,000         32,200       47,300
    ERW pipe..................................    75,100       94,900       48,400         21,100       23,100
    Semifinished..............................    18,400       45,400      196,200         57,600           --
                                               ---------    ---------    ---------        -------      -------
         Total Oregon Steel Division..........   778,300      920,700      763,500        202,900      152,200
                                               ---------    ---------    ---------        -------      -------
  CF&I Steel Division(9)
    Rail......................................   186,200      250,500      240,700         78,600       95,100
    Rod, bar and wire products................   346,100      379,300      271,300         84,700      112,800
    Seamless OCTG.............................    85,300      130,000      116,100         28,900       40,700
    Semifinished..............................     7,100        5,800       12,100             --        7,100
                                               ---------    ---------    ---------        -------      -------
         Total CF&I Steel Division............   624,700      765,600      640,200        192,200      255,700
                                               ---------    ---------    ---------        -------      -------
         Total Company........................ 1,403,000    1,686,300    1,403,700        395,100      407,900
                                               =========    =========    =========       ========     ========
Sales (in thousands):
  Oregon Steel Division.......................  $415,165     $498,794     $407,968        $99,330      $92,846
  CF&I Steel Division.........................   264,658      339,474      303,003         87,687      112,643
                                               ---------    ---------    ---------        -------      -------
         Total................................  $679,823     $838,268     $710,971(2)    $187,017     $205,489
                                               =========    =========    =========       ========     ========
Average price per ton sold:
  Oregon Steel Division.......................      $533         $542         $534           $490         $610
  CF&I Steel Division.........................       424          443          467(10)        456          441
         Company average......................       485          497          504(10)        473          504
Operating income per ton sold.................       $18          $14(11)       $14(10)       $12          $38
Operating margin..............................      3.7%         2.8%(11)      3.4%(12)      2.6%         7.4%

- ---------------
 (1) Results for 1993 include the results of operations of the CF&I Steel Division from the date of its acquisition on March 3, 1993.
 (2) Includes proceeds from an insurance settlement of $4.0 million received as reimbursement of lost profits resulting from lost production and start-up delays at the Pueblo Mill caused by an explosion in the third quarter of 1994. In 1995 revenues of $26.0 million and related product costs of $26.7 million were capitalized during construction of the rod and bar mill at the Pueblo Mill prior to placement of the mill in service on August 1, 1995.
 (3) In the fourth quarter of 1994, the Company received property tax refunds totaling $4.6 million related to prior years for the over-assessment of its Portland and Pueblo Mills. The refunds reduced 1994 cost of sales by $3.5 million and increased 1994 interest income by $1.1 million.
 (4) In the fourth quarter of 1994, the Company began construction of the Combination Mill and, in connection therewith, in the third quarter of 1994 the Company recorded a non-cash, pre-tax charge of $8.9 million to reduce the carrying value of certain plant and equipment and inventories that are unlikely to be used following completion of the Combination Mill. The Fontana Plate Mill ceased production in the fourth quarter of 1994 and closed permanently in the first quarter of 1995. As a result of the closure, in the third quarter of 1994 the Company recognized a pre-tax loss for the disposal and exit costs of $13.2 million.
 (5) Current ratio is defined as the ratio of current assets to current liabilities.
 (6) For purposes of this percentage, long-term debt excludes current portion, and capitalization is defined as the sum of long-term debt plus stockholders' equity.
 (7) Calculation of net book value per share excludes 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the Company's acquisition of the CF&I Steel Division and excludes 100,000 shares of Common Stock reserved for issuance upon exercise of warrants to be issued in connection with the Company's acquisition of the CF&I Steel Division with an exercise price of $35 per share. See "Capitalization."
 (8) The Oregon Steel Division consists primarily of the operations of the Portland Mill, the Napa Pipe Mill, the Camrose Pipe Mill and, until production there terminated in November 1994, the Fontana Plate Mill.
 (9) The CF&I Steel Division consists primarily of the operations of the Pueblo Mill.
(10) Excludes proceeds from insurance settlement referred to in Note (2) above.
(11) Excludes provision for rolling mill closures referred to in Note (4) above.
(12) Includes proceeds from the insurance settlement referred to in Note (2) above.
(13) The 1994 amounts have been restated to reflect proceeds from the sale of a 10% equity interest in New CF&I, Inc., a subsidiary of the Company, as a minority interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     During 1995 the Company operated two steel mills and four finishing facilities serving the United States, Canada and certain international markets. The Company manufactures and markets one of the broadest lines of specialty and commodity steel products of any domestic minimill company. In 1993 the Company acquired the Pueblo Mill and organized into two business units known as the Oregon Steel Division and the CF&I Steel Division. The Oregon Steel Division's Portland Mill makes steel plate, which it sells to customers and also supplies to the Company's large diameter pipe finishing facilities at the Napa and Camrose Pipe Mills, which are included in the Oregon Steel Division. The CF&I Steel Division consists primarily of the steelmaking and finishing facilities located at the Pueblo Mill.

     The Company's long-range strategic plan emphasizes providing stability for its operations through expanding its product offerings to minimize the impact of individual product cycles on the Company's overall performance and by entering into long-term strategic alliances. In pursuing these goals the Company has sought alternatives to its reliance in 1991 and 1992 on the domestic market for large diameter pipe, the demand for which has declined significantly from levels experienced in those years.

     In an effort to decrease the Company's reliance on the domestic large diameter pipe market and provide additional end use for its steel plate, the Company acquired a 60% interest in the Camrose Pipe Mill in June 1992 from Stelco, Inc. ("Stelco"), a large Canadian steel producer, which owns the remaining 40% interest in the Camrose Pipe Mill. The Camrose Pipe Mill has two pipe manufacturing mills. One is a large diameter pipe mill similar to that of the Napa Pipe Mill, and the other is an ERW pipe mill which produces steel pipe used in the oil and gas industry for drilling and distribution. The combined capacity of the two mills is approximately 325,000 tons per year depending on product mix. In 1993, 1994 and 1995 the Camrose Pipe Mill shipped 155,400, 172,800 and 79,400 tons, respectively, of steel pipe and generated revenues of $92.6 million, $110.0 million and $55.1 million, respectively. During those years Stelco was a major supplier of steel plate and coil for the Camrose Pipe Mill. Under the acquisition agreement for the mill, either the Company or Stelco may initiate a buy-sell procedure pursuant to which the initiating party establishes a price for the Camrose Pipe Mill and the other party must either sell its interest to the initiating party at that price or purchase the initiating party's interest at that price, at any time after March 31, 1997. The purchase price for the Camrose Pipe Mill included the obligation to pay additional amounts over a five-year period beginning in 1993 based on the financial performance of the mill. Although Camrose made payments pursuant to this earn-out provision for 1993 and 1994, no such payment was made for 1995.

     To expand the Company's steel product lines and enter new geographic areas, CF&I Steel, L.P. ("CF&I"), a limited partnership whose sole general partner is a Company subsidiary, New CF&I, Inc. ("New CF&I"), purchased the Pueblo Mill and related assets in March 1993. The Pension Benefit Guaranty Corporation ("PBGC") is the sole limited partner in CF&I and holds a 4.8% equity interest. The Pueblo Mill has melting and finishing capacity of approximately 1.2 million tons per year. In 1994 and 1995 the Pueblo Mill shipped 765,600 and 640,200 tons, respectively, and generated revenues of $335.2 million and $296.8 million, respectively. In August 1994 New CF&I sold a 10% equity interest in New CF&I to a subsidiary of Nippon Steel Corporation ("Nippon"). In connection with that sale, Nippon agreed to license to the Company its proprietary technology for producing in-line deep head hardened rail under a separate equipment supply agreement. In November 1995 the Company sold a 3% equity interest in New CF&I to two subsidiaries of the Nissho Iwai Group ("Nissho Iwai"), a large Japanese trading company. In connection with that sale, Nissho Iwai agreed to promote the international sale of certain steel products produced by the Company. In connection with those sales, the Company and New CF&I entered into a stockholders' agreement with Nippon and Nissho Iwai pursuant to which Nippon and Nissho Iwai were granted a right to sell all, but not less than all, of their equity interest in New CF&I back to New CF&I at the then fair market value in certain circumstances. Those circumstances include, among other things, a change of control, as defined, in New CF&I, certain changes involving the composition of the board of directors of New CF&I and the occurrence of certain other events (which are within the control of the Company) involving New CF&I or CF&I or its operations. The Company also agreed not to transfer voting control of New CF&I to a non-affiliate except in circumstances where Nippon and Nissho Iwai are offered the opportunity to sell their interest in New CF&I to the transferee at the same per share price obtained by the Company. The Company also retained a right of first refusal in the event that Nippon and Nissho Iwai desired to transfer their interest in New CF&I to a non-affiliate.

     In connection with the foregoing sale of the 10% equity interest in New CF&I to Nippon, the Company received a cash payment of $16.8 million which was initially reported in the Company's 1994 financial statements as a non-taxable gain on the sale of subsidiary stock of approximately $12.3 million. However, in the fourth quarter of 1995, the Company restated its 1994 financial statements to reflect the $16.8 million received in connection with that sale as a minority interest and not as a non-taxable gain. Accordingly, on a restated basis no gain on the sale of subsidiary stock has been included in net income for the year ended December 31, 1994, and the Company's 1994 consolidated financial statements reflect a $12.4 million increase in minority interest and a reduction in retained earnings by a like amount. The effect of the restatement was to reduce the Company's 1994 net income by $12.4 million ($.62 per share) to a net loss of $338,000 ($.02 per share) for the year ended December 31, 1994.

     On March 31, 1996, approximately 2.3 million shares of the Company's Common Stock (approximately 12% of the total outstanding) were held of record by the Company's employee stock ownership plan (the "ESOP") for the benefit of its participants. Under current federal income tax laws, the amount of any cash dividends that are declared on shares of capital stock held by the ESOP and distributed to ESOP participants is deductible by the Company for federal income tax purposes.


     Historically, the Company's operating results have fluctuated substantially, and the Company's capital improvement program is subject to certain risks and uncertainties. For a discussion of these and other risk factors, see "Risk Factors."



     A temporary shutdown of the LRF at the Pueblo Mill as the result of a mechanical failure and a resulting reduction in steel production will increase production costs and adversely affect shipment levels in June and July 1996. The Company estimates that this temporary shutdown will reduce pretax results by approximately $3 million, although the actual effect on results of operations will likely vary from this estimate. The Company has business interruption insurance and is reviewing its coverage under the policy to determine whether it is entitled to any insurance recovery in connection with the LRF shutdown. There is no assurance that the effect of the shutdown on results of operations will not be more adverse than the estimate set forth above. See "Prospectus
Summary -- Recent Developments."



     The Company's results of operations for the three months ended March 31, 1996 were favorably affected by strong shipments of rail and OCTG products from the CF&I Steel Division. Rail sales are expected to decline in the second quarter of 1996, and this decline, together with the need for further adjustment of the product mix at the Pueblo Mill, including rod and bar product mix, is expected to adversely affect the Company's results of operations for the second quarter of 1996 compared to the first quarter of 1996.



     In connection with the Refinancing, the Company anticipates incurring an estimated pre-tax charge in the second quarter of 1996 of approximately $2.6 million related to anticipated losses in connection with the termination of certain interest rate swap agreements related to the Old Credit Agreement. Financing costs and expenses of approximately $2.8 million under the Amended Credit Agreement will be amortized over the term of the debt. See "Pro Forma Unaudited Condensed Consolidated Financial Data."



     The combined effect of the matters discussed above is expected to have a material adverse effect on the Company's results of operations for the second quarter of 1996 compared to the first quarter of 1996.



     The Company believes the information set forth in the above four paragraphs includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Prospectus
Summary -- Recent Developments," "Risk Factors,"

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Capital Improvement Program."



     The approximate annual tonnage production capacities as of March 31, 1996 of the Company's facilities are set forth below. (Actual production capacity depends upon product mix and therefore may vary.)


                                                       OREGON STEEL DIVISION     CF&I STEEL DIVISION
                                                       ---------------------     -------------------
    Melting capacity.................................         840,000                 1,200,000
    Welded pipe capacity.............................         675,000                        --
    Finishing capacity...............................         430,000                 1,200,000


     Based on annualized production during the quarter ended March 31, 1996 and the approximate annual tonnage capacities set forth above, the Company estimates that, during the first quarter of 1996, its melting operations were operating at approximately 79% of capacity, its welded pipe operations were operating at approximately 40% of capacity and its finishing operations were operating at approximately 91% of capacity.


COMPARISON OF FIRST QUARTER 1996 TO FIRST QUARTER 1995

     Sales. Sales for the first quarter of 1996 of $205.5 million increased 9.9 percent from sales of $187.0 million in the first quarter of 1995. Shipments increased 3.2 percent to 407,900 tons in the first quarter of 1996 from 395,100 tons in the corresponding 1995 period. The increase in sales and shipments was primarily due to increased shipments of rail, OCTG and rod products manufactured by the CF&I Steel Division, offset in part by a decline in shipments of plate products and the absence of sales of semifinished products by the Oregon Steel Division. Selling prices in the first quarter of 1996 averaged $504 per ton versus $473 per ton in the first quarter of 1995. The increase in average selling price is due to several factors including increased sales of rail and OCTG products and the absence of sales of semifinished products which generally have the lowest selling price of any of the Company's products. Of the $18.5 million sales increase, $12.5 million was the result of higher average selling prices and $6.0 million was the result of volume increases.

     The Company's Oregon Steel Division shipped 152,200 tons of product at an average selling price of $610 per ton during the first quarter of 1996 compared to 202,900 tons of product at an average selling price of $490 per ton during the first quarter of 1995. The decline in shipments, as well as the increase in average selling price, were primarily due to the absence of sales of semifinished products during the first quarter of 1996. Welded pipe shipments from the Napa and Camrose Pipe Mills were 70,400 tons in 1996 compared to 53,300 tons in 1995. During the first quarter of 1996, the Oregon Steel Division did not ship any semifinished products compared to 57,600 tons shipped in the first quarter of 1995. Shipments of plate products during the first quarter of 1996 were 81,800 tons compared to 92,000 tons in 1995. The 1995 quarter included 15,600 tons of plate shipments from the now closed Fontana Plate Mill. Demand for the Company's plate products remained strong during the first quarter of 1996 compared to the fourth quarter of 1995.

     The CF&I Steel Division shipped 255,700 tons of products at an average selling price of $441 per ton during the first quarter of 1996 compared to 192,200 tons of product at an average selling price of $456 per ton during the first quarter of 1995. The CF&I Steel Division experienced strong shipments in rail and OCTG products during the first quarter of 1996 (95,100 tons and 40,700 tons, respectively) compared to 78,600 tons of rail and 28,900 tons of OCTG in the first quarter of 1995. Shipments of rail products have generally been the highest in the first quarter of the year. The decrease in average selling prices was due in part to the higher proportion of sales represented by lower priced rod and bar products and lower selling prices for most of the CF&I Steel Division's products compared to the first quarter of 1995. Shipments of rod and bar products increased 41 percent to 97,100 tons in the first quarter of 1996 compared to 68,800 tons in 1995.

     Gross Profit. Gross profit for the first quarter of 1996 was 13.9 percent, compared to 9 percent for the first quarter of 1995. Gross profit margins were positively impacted by increased shipments of rail, OCTG and rod products and the elimination of sales of semifinished products. In addition, the Company ceased rolling plate at its Fontana Plate Mill in the fourth quarter of 1994, and costs were incurred during the first quarter of 1995 for shipping remaining inventory, winding down of operations and removal of supplies and equipment.

Costs incurred in the first quarter of 1995 in connection with the closure of the Fontana Plate Mill adversely affected gross profit for that quarter by $1.7 million. Further, the Company estimates that expenses associated with the CF&I Steel Division's capital improvement program were approximately $3 million in the first quarter of 1995. These expenses related to the start-up of the CF&I Steel Division's new rod and bar mill, the conversion from ingot to continuous casting for the rail mill and improvements to the steelmaking process, including a new ladle refining furnace, a vacuum degassing unit and caster modifications.

     Selling, General and Administrative. Selling, general and administrative expenses for the three months ended March 31, 1996 increased $585,000 or 5.4 percent from the corresponding period in 1995, but decreased as a percentage of sales from 5.8 percent in the first quarter of 1995 to 5.6 percent in the first quarter of 1996. The dollar amount increase was primarily due to increased shipping expense as a result of increased tons shipped in the first quarter of 1996 compared to the corresponding 1995 period.

     Contribution to ESOP and Profit Participation. There was no contribution to the Company's ESOP during the first quarter of 1996, compared to a contribution of $334,000 in the first quarter of 1995. Profit participation plan expense was $1.9 million for the first quarter of 1996 compared to $735,000 for the first quarter of 1995. The increase in 1996 profit participation plan expense reflects the increased profitability of the Company in 1996.

     Interest Expense. Total interest costs for the three months ended March 31, 1996 were $7.5 million compared to $4.8 million for the corresponding 1995 period. The higher interest cost is primarily the result of the debt incurred to fund the capital improvement program. Of the $7.5 million of interest cost in the first quarter of 1996, $3.6 million was capitalized as part of construction in progress, compared to $2.9 million capitalized in the corresponding 1995 period. As projects in the capital improvement program are completed, ongoing interest costs will be expensed (rather than capitalized), which will substantially increase the Company's interest expense.

     Income Tax Expense. The Company's effective income tax rates were 39 percent and 38 percent for the three months ended March 31, 1996 and 1995, respectively.

COMPARISON OF 1995 TO 1994

     Sales. Sales in 1995 of $711.0 million declined 15.2 percent from sales of $838.3 million in 1994. For 1995 sales included proceeds from an insurance settlement of approximately $4.0 million as reimbursement of lost profits resulting from lost production and start-up delays at the Pueblo Mill caused by an explosion that occurred in the third quarter of 1994. Shipments decreased 16.8% to 1.4 million tons in 1995 from 1.7 million tons in 1994. Selling prices in 1995 averaged $504 per ton versus $497 per ton in 1994. Of the $127.3 million sales decrease, $140.5 million was the result of volume decreases, offset in part by $9.2 million from higher average selling prices and approximately $4.0 million from the proceeds of the insurance settlement.

     The decrease in sales and shipments was primarily the result of reduced plate and welded pipe product shipments by the Oregon Steel Division and reduced rod and bar shipments by the CF&I Steel Division, offset in part by increased semi-finished product sales by the Oregon Steel Division. Plate shipments declined primarily due to the termination of production at the Fontana Plate Mill in the fourth quarter of 1994, which reduced the Company's plate rolling capacity by approximately 50%, and the resulting discontinuance of plate shipments from the Fontana Plate Mill in the first quarter of 1995. During 1995 the Fontana Plate Mill shipped approximately 19,000 tons of plate versus 309,000 tons in 1994, of which 168,000 tons were converted into pipe at the Napa Pipe Mill. Shipments of welded pipe products declined due to the completion of a large international order that was produced in 1994 and adverse market conditions in Canada. Rod and bar shipments by the CF&I Steel Division were negatively impacted by difficulties relating to the startup of the new combination rod and bar mill which resulted in production delays and reduced production. See "Risk Factors -- Start-Up Difficulties." In addition, rod and bar costs, net of sales were capitalized through July 31, 1995. Thus the Company's income statement for 1995 did not reflect $26.0 million from the sale of 78,700 tons of rod and bar mill products, nor did it reflect $26.7 million for the cost of those sales. The Company began recognizing all revenues and costs associated with the new rod and bar mill in its income statement beginning in August 1995.

     Gross Profit. Gross profit as a percentage of sales for 1995 was 10.2% compared to 9.2% for 1994. Gross profit margins were positively impacted by higher selling prices for most of the Company's products, offset by a 7.5% increase in the cost of scrap and other metallics. Gross profit margin, as in 1994, continued to be negatively affected by high costs and lower volumes relating to the completion and start-up of a portion of the equipment upgrades at the rod and bar mill which are part of the capital improvement program at the Pueblo Mill. Gross profits for 1995 were positively impacted compared to 1994 due to approximately $4.0 million received from the Company's business interruption insurance carrier in the second quarter of 1995 for reimbursement of lost profits at the CF&I Steel Division.

     Selling, General and Administrative. Selling, general and administrative expenses for 1995 decreased $6.9 million or 13.8% compared with 1994 but increased as a percentage of sales from 6.0% in 1994 to 6.1% in 1995. The dollar amount decrease is primarily due to reduced expenses by the Oregon Steel Division as a result of the closure of the Fontana Plate Mill in the first quarter of 1995 and reduced shipping volume from the Company's Napa and Camrose Pipe Mills.

     Contribution to ESOP and Profit Participation. There was no contribution made to the ESOP in 1995, compared to a contribution of $738,000 in 1994. Profit participation plan expense was $5.4 million for 1995 compared to $2.3 million for 1994. The increase in 1995 profit participation plan expense reflects the increased profitability over 1994 of certain segments of the Oregon Steel Division.

     Interest and Dividend Income. Interest and dividend income on investments was $600,000 in 1995 compared to $1.6 million in 1994. This decrease was primarily due to interest of $1.1 million earned on property tax refunds received in 1994 that did not reoccur in 1995.

     Interest Expense. Total interest cost for 1995 was $22.5 million, an increase of $11.2 million compared to 1994. This increase was primarily related to interest on debt incurred to fund the capital improvement program at the Oregon Steel and CF&I Steel Divisions. Of the $22.5 million of interest cost in 1995, $12.2 million was capitalized as part of construction in progress.

     Income Tax Expense. The Company's effective tax rate for state and federal taxes was 23.2 percent in 1995 compared to a benefit of 89.7 percent in 1994. The effective income tax rate for both periods varied from the combined state and federal statutory rate due to earned state tax credits and deductible dividends paid on stock held by the ESOP and paid to ESOP participants. In 1995 a net tax benefit of $2.5 million was recognized related to enterprise zone credits for eligible completed capital projects at the Pueblo Mill. In 1994 a tax provision was recognized for foreign taxes in excess of the federal statutory rates.

COMPARISON OF 1994 TO 1993

     Sales. Sales in 1994 of $838.3 million increased 23.3% from sales of $679.8 million in 1993. Tonnage shipments increased 20.2% to 1.7 million tons in 1994 from 1.4 million tons in 1993. Selling prices in 1994 averaged $497 per ton versus $485 in 1993. Of the $158.5 million sales increase, $137.4 million was the result of volume increase and $21.1 million from higher average selling prices.

     The increase in sales and shipments was primarily due to the inclusion of a full year's operation of the CF&I Steel Division, which was acquired on March 3, 1993. Increased shipments of pipe from the Napa Pipe Mill (278,400 tons in 1994 versus 168,300 tons in 1993) and the Camrose Pipe Mill (172,800 tons in 1994 versus 155,400 tons in 1993) also contributed to the increase in shipments. The Company realized price increases on substantially all products except large diameter pipe shipped from the Napa Pipe Mill, the average price of which declined in 1994 by approximately 20 percent.

     Gross Profit. Gross profit as a percentage of sales for 1994 was 9.2% compared to 10.6% for 1993. Gross profit margins were negatively impacted by significantly lower selling prices for large diameter pipe shipped from the Napa Pipe Mill and the associated higher costs of producing a higher quality grade of steel at the Portland Mill for producing low carbon pipe grades for international shipments. Gross profit margins were also negatively affected by costs and lower volumes relating to the completion and start-up of a portion of the equipment upgrades which are part of the capital improvement program at the Pueblo Mill. See "Risk Factors -- Start-up Difficulties." Gross profits for 1994 were positively impacted due to a $4.6 million property tax refund related to overassessments in prior years of the Portland and Pueblo Mills, which reduced 1994 cost of sales by $3.5 million and, as described below, increased 1994 interest income by $1.1 million.

     Provision for Rolling Mill Closures. During 1994 the Company recognized a total pre-tax charge of $22.1 million (before income taxes of $8.4 million) associated with the closure of the Fontana Plate Mill and to reduce the carrying value of certain plant, equipment and inventories that are unlikely to be used following shutdown of the existing plate rolling mill at the Portland Mill upon completion of the construction of the Combination Mill. Of the $13.7 million after-tax charge, approximately $13 million was a non-cash charge relating to the write-off of production supplies and property, plant and equipment. The decision to permanently close the Fontana Plate Mill was based upon the high operating costs of the facility, depressed pricing in the international large diameter pipe market and the lack of significant domestic pipeline activity.

     Selling, General and Administrative. Selling, general and administrative expenses for 1994 increased $8.6 million or 20.7% compared with 1993 but decreased as a percentage of sales from 6.1% in 1993 to 6.0% in 1994. The dollar amount increase is primarily a result of the inclusion of CF&I Steel Division costs (which increased by $4.1 million) for 12 months in 1994, versus 10 months in 1993 and increased shipping costs ($2.8 million) related to welded pipe shipments from the Oregon Steel Division.

     Contribution to ESOP and Profit Participation. The contribution to the ESOP was $738,000 in 1994 compared with $753,000 in 1993. Profit participation plan expense was $2.3 million for 1994 compared with $4.5 million for 1993. These reductions are the result of the decreased profitability of the Company in 1994 versus 1993.

     Interest and Dividend Income. Interest and dividend income on investments was $1.6 million in 1994 compared with $.9 million in 1993. This increase was primarily due to $1.1 million of interest earned on the property tax refunds described above.

     Interest Expense. Total interest cost for 1994 was $11.3 million, an increase of $5.6 million compared to 1993. This increase was primarily related to interest incurred on debt issued to fund the CF&I Steel Division capital expenditure program. Of the $11.3 million of interest cost, $7.4 million was capitalized as part of construction in progress.

     Settlement of Litigation. The $2.8 million recovery from settlement of litigation was received from the Company's excess liability insurance carrier in the second quarter of 1993 and related to former employee lawsuits which were settled in the fourth quarter of 1992.

     Income Tax Expense. The Company's effective income tax rate for state and federal taxes was a benefit of 89.7 percent for 1994 compared to an expense of
33.3 percent for 1993. The effective income tax rate for both periods varied from the combined state and federal statutory rate due to earned state tax credits and deductible dividends paid on stock held by the ESOP and paid to ESOP participants. In 1994 a tax provision was recognized for foreign taxes in excess of the federal statutory rates. Income before income taxes in 1993 included a $2.8 million insurance recovery related to a 1992 litigation settlement that was treated as a nontaxable item.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations for the three months ended March 31, 1996 was $29.4 million compared to $30.7 million in the corresponding 1995 period. The major items affecting this $1.3 million decrease were increased accounts receivable ($20.6 million) and a lower increase in accrued expenses ($4.6 million). These cash uses were partially offset by increased net income ($4.6 million), reduced inventories ($8.7 million), a decrease in the reduction of accounts payable ($2.7 million) and increased depreciation and amortization ($2 million).

     Cash flow from 1995 operations was $53.6 million compared to $20.5 million in 1994. The major items affecting this $33.1 million increase were increased net income ($12.8 million), increased depreciation and amortization ($3.0 million), increased deferred income taxes ($9.4 million), reduced increase in trade accounts receivables ($9.1 million), reduced inventories ($18.8 million) and a decrease in the reduction of accounts payable and accrued expenses ($6.9 million).

     Net working capital at March 31, 1996 decreased $11.4 million from December 31, 1995 due to a $8.6 million decrease in current assets, principally inventory, and a $2.8 million increase in current liabilities, principally short-term debt.

     Net working capital at December 31, 1995 decreased $26.0 million compared to December 31, 1994 due to a $22.7 million decrease in current assets and a $3.3 million increase in current liabilities. Trade accounts receivable and inventories decreased from $241.0 million at the end of 1994 to $221.8 million at December 31, 1995. The decrease was due primarily to decreased sales in the fourth quarter of 1995 versus the fourth quarter of 1994.

     The Offerings are contingent upon the effectiveness of an amendment of the Old Credit Agreement in the form of the Amended Credit Agreement. It is anticipated that outstanding borrowings under the Old Credit Agreement will be repaid from the net proceeds of the Offerings. The Amended Credit Agreement is expected to be a revolving credit facility collateralized by substantially all of the accounts receivable and inventory of the Company, New CF&I and CF&I. The maximum amount of borrowings which may be outstanding under the Amended Credit Agreement at any time will be limited to an amount calculated as a specified percentage of eligible accounts receivable and inventory, provided that the maximum amount of borrowings thereunder may not at any time exceed $125 million. It is anticipated that the Amended Credit Agreement will mature in 1999 and will be guaranteed by New CF&I and CF&I. It is anticipated that the Amended Credit Agreement will contain financial and other restrictive covenants, customary events of default and other provisions, including an event of default due to a "change of control" (as defined) of the Company. Borrowings under the Amended Credit Agreement are expected to bear interest at a floating rate and to provide for payment of certain commitment and other fees to the banks. See "Description of Certain Indebtedness -- Amended Credit Agreement" for a description of certain anticipated terms of the Amended Credit Agreement. The Amended Credit Agreement will be subject to negotiation and execution of definitive documentation, and there is no assurance that the amount or terms of the Amended Credit Agreement will not differ from those described herein.

     In December 1994 the Company entered into the Old Credit Agreement, which provides for collateralized borrowing of up to $297 million from a group of banks ("Lender Banks"). Use of the Old Credit Agreement is to fund capital expenditures, for general corporate purposes and for working capital. The Old Credit Agreement is comprised of (i) a $197 million term loan facility ("Term Loan"), which may be drawn at any time through December 31, 1996 and (ii) up to a $100 million revolving loan facility ("Revolving Loan"), which may be drawn and repaid at any time through December 31, 1997 based upon the Company's accounts receivable and inventory balances. By mutual agreement of the Company and the Lender Banks, the Revolving Loan may be extended for two additional one-year periods to December 31, 1999. Annual commitment fees are 1/2 of 1% of the unused portions of the Old Credit Agreement. At the Company's election, interest is based on the London Interbank Borrowing Rate ("LIBOR") plus between 1 and 3 percent, the prime rate plus up to 2 percent or, for the Revolving Loan only, the federal funds rate plus between 1 and 3 percent. The outstanding balance of the Term Loan on December 31, 1996 is required to be repaid in 11 quarterly installments commencing June 30, 1997. If the Term Loan is fully drawn at December 31, 1996, the required repayments would total $49 million in 1997, $69 million in 1998 and $79 million in 1999. Such payments will be reduced pro rata if less than the full amount is drawn.

     The Old Credit Agreement is collateralized by substantially all of the Company's inventory and accounts receivable, except those of Camrose. In addition, the Company has pledged as collateral its material loans receivable from its subsidiaries and the stock of certain material subsidiaries. Amounts outstanding under the Old Credit Agreement are guaranteed by certain subsidiaries of the Company. The Old Credit Agreement contains various restrictive covenants including a minimum current asset to current liability ratio; minimum interest coverage ratio; minimum ratio of cash flow to scheduled maturities of long-term debt, interest and taxes; minimum tangible net worth; a maximum ratio of long-term debt to total capitalization; and restrictions on capital expenditures, liens, investments and additional indebtedness.

     At March 31, 1996, $196.9 million was outstanding under the Term Loan and $76.0 million was outstanding under the Revolving Loan. The Company has entered into interest rate swap agreements with banks, as required by the Old Credit Agreement, to reduce the impact of unfavorable changes in interest rates on its debt; certain of these swap agreements will be terminated in connection with the Refinancing.

     The Old Credit Agreement was amended as of September 30, 1995 and as of December 31, 1995 to, among other things, modify the interest coverage ratio covenant and certain other restrictive covenants and to facilitate the Company's ability to pursue other or additional financing alternatives. The amendments to the interest coverage ratio were needed for the Company to remain in compliance with certain financial covenants in the Old Credit Agreement in light of lower than anticipated earnings and higher than anticipated borrowings under the Old Credit Agreement. See "Risk Factors -- Leverage and Access to Funding; Compliance with Financial Covenants."

     Term debt of $67.5 million was incurred by CF&I as part of the purchase price of the Pueblo Mill on March 3, 1993. This debt is uncollateralized and is payable over 10 years with interest at 9.5%. As of March 31, 1996, the outstanding balance on the debt was $54.0 million, of which $47.8 million was classified as long-term debt.

     The Company has an uncollateralized and uncommitted revolving line of credit with a bank which may be used to support issuance of letters of credit, foreign exchange contracts and interest rate hedges. At March 31, 1996, $12.5 million was restricted under outstanding letters of credit. In addition, the Company has a $4 million unsecured and uncommitted revolving credit line with a bank which is restricted to use for letters of credit. At March 31, 1996, $2.1 million was restricted under outstanding letters of credit.

     Camrose maintains a Cdn.$18 million revolving credit facility with a bank, the proceeds of which may be used for working capital and general corporate purposes. The facility is collateralized by substantially all of the assets of Camrose, and borrowings under this facility are limited to an amount equal to specified percentages of Camrose's eligible trade accounts receivable and inventories. The facility expires on January 3, 1997. Depending on Camrose's election at the time of borrowing, interest is payable based on (1) the bank's Canadian dollar prime rate, (2) the bank's U.S. dollar prime rate or (3) LIBOR. As of March 31, 1996, Camrose had Cdn.$3.9 million outstanding under the facility.

     The Company anticipates that the Notes will be issued in the principal amount of approximately $235 million, will be guaranteed by New CF&I and CF&I, will bear interest at a fixed rate per annum, will mature in approximately seven years and will contain a number of restrictive financial covenants and other customary terms, including a provision whereby the holders of such indebtedness will be entitled, at their option, to require the Company to repurchase such indebtedness following a change of control (as defined) of the Company or in the event of certain asset sales. It is anticipated that the Notes will be collateralized by real property, equipment and certain other assets (other than, among other things, accounts receivable and inventory) of the Company, New CF&I and CF&I. See "Description of Certain Indebtedness" for a description of the proposed terms of the Notes. The terms of the Notes, and the aggregate principal amount thereof which may be issued by the Company, will depend upon market conditions and other factors, and there is no assurance that the terms or principal amount of the Notes will not differ from those described herein.

     During 1995 the Company expended approximately $51.8 million (exclusive of capitalized interest) on the capital improvement program at the CF&I Steel Division and $111.9 million (exclusive of capitalized interest) on the Combination Mill. During 1996 the Company's capital improvement program contemplates expenditures of approximately $18 million at the Pueblo Mill and approximately $74 million on the Combination Mill (of which approximately $11.4 million and $24.2 million, respectively, was expended in the first quarter of
1996), and also contemplates expenditures of up to approximately $7 million for investments in raw material ventures in 1996. In addition, the Company has budgeted approximately $14 million in 1996 for upgrade and maintenance projects to the present facilities and equipment; the cost of these upgrade and maintenance projects is in addition to amounts budgeted for the capital improvement program.

     If the Company and its subsidiaries remain in compliance with the terms of their respective credit facilities and other debt instruments, the Company believes its anticipated cash needs for working capital and for currently budgeted capital expenditures through the end of 1996 will be met from the net proceeds of the Offerings, borrowings under available credit facilities, existing cash balances and funds generated by operations. There is no assurance, however, that the amounts available from these sources will be sufficient for such purposes. In that event, or for other reasons, the Company may be required to seek additional financing, which may include additional bank financing and debt or equity securities offerings. There is no assurance that such sources of funding will be available if required or, if available, will be on terms satisfactory to the Company. Failure to obtain required funds would delay or prevent some of the planned capital expenditure projects from being initiated or completed, which could have a material adverse effect on the Company. In addition, the Company's level of indebtedness presents other risks to investors, including the possibility that the Company and its subsidiaries may be unable to generate cash sufficient to pay the principal of and interest on their indebtedness when due. In the event of a default under the Amended Credit Agreement or the Indenture, or if the Company or its subsidiaries are unable to comply with covenants contained in other debt instruments or to pay their indebtedness when due, the holders of such indebtedness generally will be able to declare all indebtedness owing to them to be due and payable immediately and, in the case of collateralized indebtedness, to proceed against their collateral, which would likely have a material adverse effect on the Company. See "Risk Factors -- Funding for the Capital Improvement Program," "Risk
Factors -- Leverage and Access to Capital; Compliance with Financial Covenants," "Use of Proceeds" and "Business -- Capital Improvement Program."

     Impact of Inflation. Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

                                    BUSINESS

GENERAL

     Oregon Steel operates two steel minimills and four finishing facilities in the western United States and Canada that produce one of the broadest lines of specialty and commodity steel products of any domestic minimill company. The Company emphasizes the cost-efficient production of higher margin specialty steel products targeted at a diverse customer base located primarily in the western United States, western Canada and the Pacific Rim. Approximately one-half of the total tonnage of the Company's products shipped in 1995 was specialty steel products. The Company's manufacturing flexibility allows it to manage actively its product mix in response to changes in customer demand and individual product cycles.


     Through strategic acquisitions and selective capital enhancements, between 1991 and 1995 the Company has:


     - increased shipments of steel products from 762,700 tons in 1991 to 1.4 million tons in 1995

     - expanded its range of finished products from plate and welded pipe in 1991 to eight products currently by adding ERW pipe, rail, rod, bar, wire and OCTG

     - increased its emphasis on higher margin specialty products

     - expanded its geographic markets from the western United States to national and international markets

     The Company's Portland Mill is the only steel plate minimill in the 11 western states and is one of only two steel plate production facilities operating in that region. The Company's Napa Pipe Mill, one of only four large diameter pipe mills operating in the United States and the only such mill in the 11 western states, produces large diameter pipe that satisfies the demanding specifications of oil and gas transmission companies. The Company also produces large diameter pipe and ERW pipe at its 60% owned Camrose Pipe Mill, which is located strategically in the Alberta, Canada natural gas fields. Through the Pueblo Mill of its CF&I Steel Division in Pueblo, Colorado, the Company is the sole rail manufacturer west of the Mississippi River and is one of only two rail manufacturers in the United States. The Pueblo Mill also produces specialty and commodity rod and bar, wire products and seamless pipe.

STRATEGY

     Oregon Steel seeks to be a cost-efficient producer of specialty and commodity steel products. The Company strives to reduce costs and improve performance through execution of the following strategies:

          Operate Flexible Manufacturing Facilities. The Company, through its capital improvement program, seeks to create finishing capacity in excess of its melting capacity that permits flexible production and fuller utilization of melt shop capacity. As a result, the Company expects to improve its ability to pursue a flexible, market-driven strategy by shifting finished steel production among products in response to market demand. This strategy is expected to enhance the Company's ability to manage its product mix and to help reduce the impact of individual product cycles on the Company's overall operating performance.

          Emphasize Higher Margin Specialty Products. The Company believes higher quality specialty steel products generally have higher profit margins and are less susceptible to steel industry cyclicality than commodity steel products. The Company's current range of specialty steel products, which represented approximately one-half of the total tonnage shipped by the Company in 1995, includes alloy plate, heat treated plate, large diameter and ERW pipe, rail and high carbon rod and specialty bar products.

          Invest in Efficient and Flexible Technology. In late 1993 the Company initiated a capital improvement program as part of its effort to reduce manufacturing costs, upgrade its steelmaking facilities and improve product quality and product mix. The capital improvement program contemplates total expenditures of $410 million from 1993 through 1997, of which the Company had expended approximately $324 million as of March 31, 1996. The primary components of the program completed to date include substantial improvements to the Pueblo Mill steelmaking facilities, including expansion of steel making capacity from 900,000 to 1.2 million tons annually, upgrading from ingot to continuous casting for rail production, enhancement of its ability to produce specialty grades of steel and construction of a new rod and bar mill. Improvements to be completed include installation of in-line rail head hardening equipment at the Pueblo Mill and completion of the Combination Mill in Portland. See "-- Capital Improvement Program."

          Explore Alternative Raw Material Sources to Reduce Dependence on Scrap. To reduce the effects of scrap price volatility, the Company has integrated HBI and pig iron ("alternative metallics") into its steelmaking process. Alternative metallics are low residual scrap substitutes that allow the Company to purchase lower grades of scrap for use in its steelmaking operations. Alternative metallics are typically purchased on a contract basis (whereas scrap is typically purchased on the spot market), which often limits the effect of price volatility. In 1995 at the Portland Mill, alternative metallics replaced approximately 11% of total scrap tons required. Subject to availability, the Company's objective is to increase the percentage of HBI, pig iron and other alternative metallics it uses in steelmaking. See "-- Raw Materials."

          Promote Employee Productivity. The Company has established the ESOP and a profit participation plan. At March 31, 1996 the ESOP owned approximately 12% of the Company's outstanding Common Stock.

CAPITAL IMPROVEMENT PROGRAM

     As part of its strategy to invest in efficient and flexible manufacturing technologies, the Company has undertaken a $410 million (excluding capitalized interest) capital improvement program at its Pueblo and Portland Mills, of which the Company had expended approximately $324 million as of March 31, 1996. The purpose of this program is to (i) improve the steelmaking and casting capability at the Pueblo Mill, (ii) reduce the cost of producing rail, rod and bar products at the Pueblo Mill while improving product quality and expanding the specialty grades that can be manufactured there, (iii) reduce the cost and improve the yield of plate rolling and other finishing operations at the Portland Mill while increasing plate rolling capacity from 430,000 tons to 1.2 million tons annually and (iv) reduce dependence on scrap steel.

     The principal components, expected benefits, cost and current status of the capital improvement program are discussed below.

                                                                                   COST
            PROJECT                                 BENEFITS                    ----------           STATUS
- --------------------------------    ----------------------------------------    (MILLIONS)     ------------------
CF&I Steel Division
  Steelmaking                       - reduced operating costs                      $ 46        Completed
                                    - 100% continuous casting
                                    - expanded capacity
                                    - improved steel quality
                                    - higher yields
                                    - broader product line
  Rod and bar mill                  - reduced operating costs                      $ 85        Completed
                                    - flexible product mix
                                    - increased capacity
                                    - higher yields
                                    - additional specialty products
                                    - larger coils

                                                                                   COST
            PROJECT                                 BENEFITS                    ----------           STATUS
- --------------------------------    ----------------------------------------    (MILLIONS)     ------------------
  Rail manufacturing, including     - higher yields                                $ 57*       Completed (except
     head hardened rail             - additional premium product                               head hardening
                                    - increased head-hardened rail capacity                    project)
                                    - in-line production of head-hardened
                                      rail
Oregon Steel Division
  Combination Mill                  - reduced operating costs                      $210*       Under construction
                                    - consolidated plate rolling production
                                    - increased manufacturing efficiency
                                    - higher yields
                                    - flexible production
                                    - addition of coiled products
                                    - wider plate
  Raw materials ventures            - less dependence on scrap                     $ 12*       Exploratory phase
                                    - potential cost stabilization
                                    - higher quality end products
                                                                                ----------
               Total                                                               $410
                                                                                =======

- ---------------

* Estimated

     Capital Improvements at the CF&I Steel Division. As part of its strategy in acquiring the CF&I Steel Division in March 1993, the Company anticipated making significant capital additions to the Pueblo Mill. The Company began a series of major capital improvements at the Pueblo Mill shortly after its acquisition in 1993 and, with the exception of the installation of the head hardened rail equipment, these improvements had been substantially completed by the end of the third quarter of 1995. The Company believes these improvements will increase yields, improve productivity and quality and expand the Company's ability to offer specialty rod and bar products. The primary components of the capital improvements at the Pueblo Mill are outlined below.

          Steelmaking. The Company has installed a ladle refining furnace and a vacuum degassing facility and upgraded both continuous casters. By the end of the first quarter of 1995, ingot casting had been replaced with more efficient continuous casting methods, which allow the Company to cast directly into blooms. As a result, the Company estimates that it has expanded the steelmaking capacity at the Pueblo Mill to approximately 1.2 million tons of hot metal annually from approximately 900,000 tons of hot metal annually at the time of the acquisition. These and related improvements have reduced the cost of production of cast steel, improved product quality and enabled the Pueblo Mill to produce additional specialty grades of steel including alloy, high carbon and super clean steels.

          Rod and Bar Mill. At the time of the acquisition of the CF&I Steel Division, the rod and bar mills at the Pueblo Mill were relatively old and located in separate facilities, which resulted in significant costs as the Company shifted production between them in response to market conditions. In the third quarter of 1995, the Company commenced operation of a new combination rod and bar mill, with a new reheat furnace and a high-speed rod train, capable of producing commodity and specialty grades of rod and bar products. Depending on product mix, the new combined facility has a capacity of approximately 600,000 tons per year. These improvements should enable the Company to produce a wider range of high margin specialty products, such as high-carbon rod, merchant bar and other specialty bar products, and larger rod coil sizes, which the Company believes are preferred by many of its customers. The Company believes the new mill will reduce the manufacturing costs for rod and bar, principally as a result of decreased labor and energy requirements and increased product yields and manufacturing efficiencies. Although the planned capital improvements at the Pueblo Mill are substantially complete, the Company experienced significant delays in bringing the new rod and bar mill technology and equipment up to production capacity. Although the Company believes these delays are typical of those encountered when commissioning major pieces of capital equipment, the Company may continue to experience difficulties with this equipment that will adversely affect its production capability and results of operations. See "Risk Factors -- Start-Up Difficulties."

          Rail Manufacturing. At the time of the Company's acquisition of the Pueblo Mill, rails were produced by ingot casting using energy-intensive processes with significant yield losses as the ingots were reheated, reduced to blooms and then rolled into rails. Continuous casting has increased rail yields and decreased rail manufacturing costs. In 1996 the Company plans to enhance its existing 450,000 tons of annual railmaking capacity through the addition of equipment capable of producing in-line head hardened rail. Rail produced using this technology is considered by many rail customers to be more durable and higher quality rail than that produced with existing techniques. As a result of these improvements, expected to begin start-up operation in the second quarter of 1996, the Company believes it will be able to provide a functionally superior, higher margin product. See "-- Products, Customers and Markets -- CF&I Steel Division -- Rail."

     Capital Improvements at the Oregon Steel Division. Capital improvements at the Oregon Steel Division consist primarily of the construction of the Combination Mill.

          Combination Mill. The Company is constructing the Combination Mill at its Portland Mill. The Combination Mill is expected to reduce production costs for commodity and specialty grades of plate, primarily as a result of higher product yields and enhanced throughput at the Portland Mill. The project includes installation of a new reheat furnace, a 4-high rolling mill with coiling furnaces capable of producing plate up to 136() wide, a vertical edging mill, a down coiler, on-line accelerated cooling, hot leveling and plate shearing equipment. Other planned additions include an extension of the rolling line and the installation of a fully automated hydraulic gauge control system designed to roll steel plate to exacting standards. These additions will enable the Company to roll coiled steel plate in lengths up to 2,100 feet and are expected to decrease end crop, side trim and crown loss. The Company estimates that these and other related improvements will increase average finished steel plate yields and that upon completion annual steel plate rolling capacity of the Portland Mill will increase to approximately 1.2 million tons from approximately 430,000 tons.

          The Combination Mill is expected to begin start-up operation in the second half of 1996 and is expected to reach full production capacity by the end of 1997. The Company believes the Combination Mill will be capable of producing wider steel plate than any similar mill in the world. The Company also believes the Combination Mill will increase its manufacturing flexibility and supply substantially all the Company's plate requirements for large diameter line pipe as well as coiled plate for applications such as the smaller diameter ERW pipe manufactured at the Camrose Pipe Mill. The Portland Mill currently produces discrete steel plate in dimensions up to 102() wide and 3/16() to 8() thick. Wider dimensions used for gas transmission pipe in diameters greater than 30(), formerly rolled at the closed Fontana Plate Mill, are now purchased from other steel producers. The Combination Mill as currently planned would be capable of producing widths from 48() to 136() and in thicknesses from 3/16() to 8(). In addition, the Combination Mill is being designed to produce both discrete steel plate and coiled plate in units up to approximately 40 tons and to produce steel plate for all of the Company's commodity and specialty markets, including heat treated applications. See "Risk Factors -- Delay in Completion of Capital Improvement Program."

     Raw Materials Ventures. The Company is exploring the possibility of a project to process iron oxides into HBI, as well as other direct reduction technologies such as fastmet, romelt and iron carbide. The Company has budgeted approximately $12 million in 1996 and 1997 for joint ventures or other arrangements involving one or more of these processes.

     Estimated Cost Savings. The Company believes the improvements described above will significantly reduce production costs at both the CF&I and Oregon Steel Divisions. The Company estimates that the capital improvements at the Pueblo Mill, when fully operational, should reduce the average production costs of making cast steel for use in its finishing operations by approximately $27 per ton and should reduce the average production costs of making rod and bar products from cast steel by approximately $28 per ton (assuming annual production of approximately 1,000,000 tons of cast steel and approximately 500,000 tons of rod and bar products), in each case compared to average costs for the year ended December 31, 1995. In that regard, average manufacturing costs at the CF&I Steel Division during 1995 were higher than anticipated due to start-up difficulties related to the new rod and bar mill. At the Oregon Steel Division, the Company estimates that the Combination Mill and related improvements, when fully operational and assuming production of approximately 775,000 tons of steel plate and coil product annually, should decrease average rolling costs by approximately $45 per ton (including estimated savings of approximately $11 per ton due to the elimination of transportation costs related to the operations at the Fontana Plate Mill) compared to average plate rolling costs for the year ended December 31, 1994. The Company believes 1994 results are more appropriate than 1995 results for calculating the estimated cost savings at the Oregon Steel Division because of the termination of production at the Fontana Plate Mill in the fourth quarter of 1994. Closure of the Fontana Plate Mill, which was an initial step in the Company's plan to consolidate plate rolling operations at the Portland Mill, reduced the Company's effective plate rolling capacity in 1995 and thereafter by approximately 50%. The Company anticipates that plate rolling capacity lost as a result of the Fontana Plate Mill closure will be restored when the Combination Mill is fully operational.

     There is no assurance that the estimated cost savings will be realized or that capital improvement projects will be fully operational by the dates anticipated, and actual results will vary from the estimates set forth herein. The estimated cost savings from the capital improvement program are based on a number of estimates and assumptions and are subject to significant qualifications, limitations and uncertainties, many of which are beyond the control of the Company. In particular, the estimated cost savings per ton assumes that production levels will increase to approximately 775,000 tons of steel plate and coil product annually at the Oregon Steel Division and, at the CF&I Steel Division, to approximately 1,000,000 tons of cast steel and 500,000 tons of rod and bar annually. Certain of these estimated production levels are at or near the maximum production capacity for the respective facilities, and there is no assurance that the facilities will in fact produce at or near their full capacity. Moreover, a significant portion of the estimated cost savings results from spreading fixed costs (including depreciation) over a greater number of estimated tons produced; as a result, average cost savings per ton would be lower, perhaps substantially, at lower rates of production.

     The estimated cost savings also do not take into account, among other things, estimated increased depreciation expenses resulting from the capital improvement program. Due in large part, however, to the assumed increase in production levels as set forth above, depreciation, if taken into account, would not significantly affect the estimated average cost savings for cast steel, but would reduce the estimated average cost savings for rod and bar to $27 per ton and for steel plate and coil product to $35 per ton.

     In addition, following completion of capital improvement projects, the Company may continue to experience operational difficulties and delays before those projects become fully operational. As a result, there is no assurance that the new rod and bar mill, the Combination Mill or other capital improvement projects will be fully operational by the dates anticipated, which would delay the realization of benefits from those projects.

     Completion of the capital improvement program is subject to a number of uncertainties, including the continued availability of borrowing under the Amended Credit Agreement and completion of the design and construction of the facilities. There is no assurance that the Company will not experience delays or difficulties with respect to the Combination Mill, rod and bar mill or other capital improvement projects, which could include substantial construction or production interruptions and the diversion of resources from the Company's other facilities. Moreover, there is no assurance that the anticipated operating efficiencies, cost savings, yield improvements or other benefits from the capital improvement program will be achieved, that sufficient product demand will exist to sustain the assumed production levels referred to above, that substantial construction or production interruptions will not be encountered in implementing the program or that the capital improvements contemplated by the program can be completed in a timely manner or for the amounts budgeted. Failure to complete, or a substantial disruption or delay in implementing, the projects included in the program could have a material adverse effect of the Company. See "Risk Factors -- Start-Up Difficulties," "-- Funding for the Capital Improvement Program," "-- Potential Delay in Completion of Capital

Improvement Program" and "-- Uncertainty of Benefits of Capital Improvement Program; Increase in Interest and Depreciation Expense."

     The estimated cost savings attributable to certain major items of equipment included in the capital improvement program were based in part on information provided to the Company by suppliers of that equipment. Although the Company sought, where possible, to verify this information by examination of similar equipment operated by others and by other means, the estimated cost savings set forth herein depend in part on the accuracy of the information provided to the Company. In addition, the estimated benefits of the projects included in the capital improvement program assume completion and full operation of those projects.

     It is likely that the Company's actual production levels, product mix, wage rates (which in the case of certain Company employees are subject to mandatory increases under labor agreements), energy prices and other costs will differ from those used in calculating the cost savings estimates. Because these costs, as well as production levels and product mix, will vary over time and will therefore impact the benefits derived from the capital improvement program, the estimated cost savings stated herein are not necessarily indicative of the Company's actual results of operations or financial performance for any period. The estimated cost savings per ton set forth herein do not purport to predict actual costs per ton or the Company's results of operations for any period.

     The capital improvement program has had and will have other effects on the Company's results of operations. In particular, the foregoing estimated cost savings do not reflect the pre-tax charge of approximately $22.1 million which the Company incurred in 1994 in connection with the closure of the Fontana Plate Mill and the anticipated closure of the existing plate rolling mill at the Portland Mill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of 1994 to 1993 -- Provision for Rolling Mill Closures." In connection with Refinancing, the Company will terminate certain interest rate swap agreements related to the Old Credit Agreement, which will result in an estimated cash payment by the Company of approximately $2.6 million and a related pre-tax charge against income in the same amount, which also are not reflected in the foregoing estimated cost savings. Likewise, the Company will have a substantial increase in interest costs due to debt incurred to finance the program, including the debt incurred in the Notes Offering, which is not reflected in such estimates. The Company also anticipates that it will incur start-up and transition costs as projects are initiated, completed and implemented, none of which are considered in the cost per ton estimates.


     The Company believes the information set forth in the preceding eight paragraphs includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in those paragraphs and in "Risk Factors."


PRODUCTS, CUSTOMERS AND MARKETS

OVERVIEW

     The Company manufactures and markets one of the broadest lines of specialty and commodity steel products of any domestic minimill company. Through acquisitions and capital improvements, the Company has expanded its range of finished products from plate and welded pipe in 1991 to eight products currently by adding ERW pipe, rail, rod, bar, wire and seamless pipe. It has also expanded its primary selling region from the western United States to national and international markets. The Company believes its current product line will be extended further with completion of the capital improvement program. Anticipated product additions include in-line head hardened rail and steel plate in coiled form. The Company believes the addition of these products will help reduce the impact of individual product cycles on the Company's overall performance.

     The following chart identifies the Company's principal products and the primary markets for those products.

                                        PRODUCTS                               MARKETS
                            ---------------------------------    ------------------------------------
Oregon Steel Division
                            Commodity and specialty              Service centers
                            steel plate                          Railcar and barge manufacturers
                                                                 Heavy equipment manufacturers
                                                                 Construction
                            Large diameter steel pipe            Oil and gas transmission pipelines
                            Electric resistance welded pipe      Oil and natural gas line pipe
CF&I Steel Division
                            Rail                                 Rail transportation
                            Wire rod                             Durable goods
                                                                 Capital equipment
                            Bar products                         Construction
                                                                 Durable goods
                                                                 Capital equipment
                            Wire products                        Agriculture
                                                                 Construction
                            Seamless pipe                        Oil and gas producers
                                                                 Gas transmission

     The following charts depict the percentage of the Company's total tonnage sold by product category for 1992 (the last full year prior to the acquisition of the CF&I Steel Division) and 1995.

                1992                                        1995
                ----                                        ----
Large diameter pipe........41%                  Rail.....................17%
Specialty plate............21%                  Rod/bar/wire.............19%
Commodity plate............36%                  Large diameter pipe......16%
ERW........................ 2%                  ERW...................... 3%
                                                Specialty plate..........12%
                                                Commodity plate..........10%
                                                Semifinished.............15%
                                                Seamless pipe............ 8%

OREGON STEEL DIVISION

  Commodity Steel Plate

     The Company's commodity grade steel plate is produced at the Portland Mill. Historically, commodity steel plate products consisted of hot-rolled carbon plate varying in widths from 48() to 136() and in thicknesses from 3/16() to 3(). As a result of the closure of the Fontana Plate Mill in the fourth quarter of 1994, the Company is and will only be able to produce steel plate up to 103() wide until the Combination Mill is completed and operational. Most of the customers for the Company's commodity steel plate are located in the western United States, primarily in the Pacific Northwest. The Company's commodity steel plate is typically sold to steel service centers, fabricators and equipment manufacturers. Service centers typically resell to other users with or without additional processing, such as cutting to a specific shape. Frequent end uses of commodity grade steel plate include the manufacture of railcars, storage tanks, machinery parts, bridges, barges and ships.

  Specialty Steel Plate

     The Company's specialty grade steel plate is produced at the Portland Mill. Specialty steel plate products consist of hot-rolled carbon, heat-treated and alloy steel plate in a variety of widths and thicknesses. Specialty steel plate has superior strength and performance characteristics and is typically made to order for customers seeking varying properties of steel plate, including the plate's formability, hardness or abrasion resistance, impact resistance or toughness, strength and ability to be machined or welded. These variations are achieved by chemically altering the steel through the addition or removal of specific elements, by temperature control while rolling or by heat treating the plate.

     In 1994 the Company completed expansion of the heat treating production capacity at its Portland Mill by approximately 50% to 90,000 tons annually. The heat treating process of quenching and tempering improves the strength and hardness of steel plate. Quenched and tempered steel is used extensively in the mining industry, the manufacture of heavy transportation equipment and military armor. In early 1994 the Company installed at the Portland Mill a hot leveler, which flattens the steel plate following heat treatment and ensures that the steel plate will retain its desired shape after cooling. These additions enable the Company to manufacture a superior grade of hardened plate product.

     Customers for specialty steel are located throughout the United States, but the Company is most competitive west of the Mississippi River, where transportation costs are less of a factor. Typical customers include steel service centers and equipment manufacturers. Typical uses include pressure vessels, construction and mining equipment, machine parts and military armor.

  Large Diameter Steel Pipe

     The Company manufactures large diameter, double submerged arc-welded ("DSAW") steel pipe at its Napa and Camrose Pipe Mills. Large diameter pipe is manufactured to demanding specifications and is produced in sizes ranging from 16" to 42" in outside diameter with wall thickness of up to 1 1/16" and in lengths of up to 80 feet. At the Napa Pipe Mill the Company also offers customers the option of surface processing the steel pipe, which can include internal and external coating and full body ultrasonic inspection. This process allows inspection of the ends, long seam welds and entire pipe body for all types of steelmaking and pipemaking imperfections and records the results for a permanent record. The Company's large diameter pipe is used primarily in pressurized underground or underwater oil and gas transmission pipelines where quality is critical.

     The Company's ability to produce high-quality large diameter pipe was enhanced by the installation of the vacuum degassing facility at the Portland Mill in 1993. The vacuum degassing process reduces the hydrogen content of the final product, which increases its resistance to hydrogen-induced cracking. The vacuum degassing facility enables the Company to produce some of the highest quality steel plate and line pipe steels and has been key to the Company's ability to produce large diameter steel pipe for the international pipe market. Following the closure of the Fontana Plate Mill in the fourth quarter of 1994, the Company has been required to purchase steel plate to produce steel pipe in diameters greater than 30". These purchases will continue until the Combination Mill is completed. See "Risk Factors -- Availability of Raw Materials."

     Large diameter steel pipe is marketed on a global basis, and sales generally consist of a small number of large orders from natural gas pipeline companies, public utilities and oil and gas producing companies. In 1993 the Company began to market large diameter pipe internationally, and the Company believes this will continue to be an active market for its pipe products in the longer term.

  Electric Resistance Welded Pipe

     The Company produces smaller diameter ERW pipe at the Camrose Pipe Mill. ERW pipe is produced in sizes ranging from approximately 4" to 16" outside diameter. The pipe is manufactured using coiled steel rolled on a high-frequency electric resistance weld mill. The principal customers for this product are oil and gas companies that use it for gathering lines to supply product to feed larger pipeline systems. The principal customers for ERW pipe produced at the Camrose Pipe Mill are in the provinces of Alberta and British Columbia, where most of Canada's natural gas and oil reserves are located. The Company believes its proximity to these gas fields decreases transportation costs and gives the Company a competitive advantage. Demand for ERW pipe produced at the Camrose Pipe Mill is largely dependent on the level of exploration and drilling activity in the gas fields of western Canada.

CF&I STEEL DIVISION

  Rail

     The Company produces conventional, premium and head-hardened rail at its Pueblo Mill. The Pueblo Mill is the sole manufacturer of rail west of the Mississippi River and one of only two rail manufacturers in the United States. Rails are manufactured in the five most popular rail weights (115 lb/yard through 136 lb/yard), in 39 and 80 foot lengths as well as quarter mile welded strings. The primary customers for the Pueblo Mill's rail are the major western railroads. Rail is also sold directly to rail contractors, transit districts and short-line railroads.

     As part of its capital improvement program, the Company anticipates improving its rail manufacturing facilities to include the production of in-line head-hardened and other premium rail. In-line head-hardened rail will be produced through proprietary finishing technologies not currently used by the Company for head-hardened rail production. The Company has licensed one such technology (known as deep head-hardened or DHH technology) from Nippon in connection with Nippon's investment in New CF&I. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In 1995 the Company produced approximately 41,300 tons of head-hardened product using a more costly off-line process. Rail produced using the improved in-line technology is considered by many rail customers to be more durable and of higher quality than rail produced with existing off-line techniques, and the Company believes, based on discussions with its rail customers, that head-hardened rail produced using DHH technology is preferred over head-hardened rail manufactured with other technologies. The Company believes this capability, once achieved, will enhance the Company's position in the domestic rail market.

  Rod Products

     The Company historically produced a narrow range of generally low-carbon rod products at the Pueblo Mill in diameters ranging primarily from 7/32" to 9/16". The Company's rod products were sold principally to wire drawers in the midwestern and western states. Typical end uses include a variety of construction and agricultural applications such as nails, bailing wire and chain link and woven wire fencing.

     The Company's new rod and bar mill has enabled the Company to increase its rod product offerings. With the old rod and bar mills, the Company was limited to a 1,100 pound coil size. With the new rod and bar mill, the Company is able to produce coils of up to 6,000 pounds, which the Company believes are the largest in the domestic industry and are generally preferred by customers. The improved steel quality and finishing capabilities allow the Company to manufacture rods up to 1" in diameter, and over time the Company expects to manufacture a variety of high-carbon rod products such as those used for spring wire, wire rope, tire bead and tire cord.

  Bar Products

     Historically, most of the bar products sold by the Company have been various grades of concrete reinforcing bar, ranging from 3/8" to 1 3/8" in diameter. With the new rod and bar mill, the Company expects to manufacture a broader assortment of higher margin bar products, including merchant quality bar for use in miscellaneous machinery and equipment and small structural uses and special quality bar for cold drawing, hand tools and other forged applications. As a result, the Company expects reinforcing bar products to decline as a percentage of its total volume of bar products.

  Wire Products

     The Company draws wire and produces various wire products at its Pueblo Mill. These are principally low carbon wires for uses such as fencing, bailing wire and wire nails. As rod production is enhanced with the new rod and bar mill, the range of wire products may also be increased.

  Seamless Pipe

     Seamless pipe produced at the Pueblo Mill consists of seamless casing, coupling stock and standard and line pipe. Seamless pipe casing is used as a structural retainer for the walls of oil or gas wells. Standard and line pipe are used to transport liquids and gasses both above and underground. The Company's seamless pipe mill is equipped to produce the most widely used sizes of seamless pipe (2 3/8" outside diameter through 10 3/4" outside diameter) in all standard lengths. The Company's production capability includes both carbon and high quality, high strength (heat-treated) tubular products. The Company also sells semi-finished seamless pipe (known as "green tubes") for processing and finishing by others.

     Seamless pipe is sold primarily through distributors to a large number of oil exploration and production companies. Sales of standard and line pipe are made both through distributors and directly to oil and gas transmission and production companies. The market for the Company's seamless pipe is primarily domestic and is focused in the western and southwestern United States. The demand for this product is determined in large part by the number and drilling depths of the oil and gas drilling rigs working in the United States.

RAW MATERIALS

     The Company's principal raw material for the Portland and Pueblo Mills is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars and railroad track materials and demolition scrap from obsolete structures, containers and machines. In addition, HBI can substitute for a limited portion of the scrap used in minimill steel production, although the sources and availability of HBI are substantially more limited than those of scrap. The purchase prices for scrap and HBI are subject to market forces largely beyond the control of the Company including demand by domestic and foreign steel producers, freight costs, speculation by scrap brokers and other conditions. The cost of scrap and HBI to the Company can vary significantly, and the Company's product prices often cannot be adjusted, especially in the short term, to recover the costs of increases in scrap and HBI prices. See "Risk Factors -- Availability and Cost of Raw Materials."

     To reduce the effects of scrap price volatility and improve access to high quality raw materials, the Company is seeking to decrease its dependence on steel scrap as an input for the production process by utilizing HBI. The Company has successfully integrated HBI into the production process as a low residual scrap substitute. The Company typically purchases HBI on a contract basis (whereas scrap is typically purchased on the spot market), which limits the effects of price fluctuations experienced in the scrap market. To date, the Company has purchased substantially all of the HBI it has used from a single source, but it has no long-term contracts for material amounts of HBI and there is no assurance it will be able to obtain significant quantities of HBI in the future. See "Risk Factors -- Availability and Cost of Raw Materials."

     The Company is exploring the possibility of a project to process iron oxides into HBI, as well as other direct reduction technologies, such as fastmet, romelt and iron carbide. The Company may participate in one or more joint ventures or other arrangements involving one or more of these processes.


COMPETITION AND OTHER MARKET FACTORS



     The steel industry is cyclical in nature, and the domestic steel industry has been adversely affected in recent years by high levels of steel imports, worldwide production overcapacity and other factors. The Company also is subject to industry trends and conditions, such as the presence or absence of sustained economic growth and construction activity, currency exchange rates and other factors. The Company is particularly sensitive to trends in the oil and gas, gas transmission, construction, capital equipment, rail transportation, agriculture and durable goods segments, because these industries are significant markets for the

Company's products. Further, the Company has seen substantial shrinkage in the domestic large diameter pipe market in recent years which has adversely affected the Company's average price per ton of steel shipped and results of operations beginning in 1993.



     Competition within the steel industry is intense. The Company competes primarily on the basis of product quality, price and responsiveness to customer needs. Many of the Company's competitors are larger and have substantially greater capital resources, more modern technology and lower labor and raw material costs than the Company. In addition, a new minimill in Arizona and an upgraded minimill in Oregon are expected to commence production of rod and bar products in the near future. The Company expects increased competition as these competitors commence and increase production. Moreover, U.S. steel producers have historically faced significant competition from foreign producers, although the weakness of the U.S. dollar relative to certain foreign currencies has dampened this competition in the United States in recent years. The highly competitive nature of the industry, combined with excess production capacity in some products, may in the future exert downward pressure on prices for certain of the Company's products. There is no assurance that the Company will be able to compete effectively in the future.



  Oregon Steel Division



     The Company's principal domestic competitor in the commodity steel plate market is Geneva Steel, which is the only integrated steel producer west of the Mississippi River. The Company believes that Geneva Steel has made significant investments to increase its capacity with specific focus on the commodity plate market throughout the entire United States. Other North American competitors include IPSCO, which is currently operating a steckel mill in Regina, Saskatchewan, while constructing a greenfield steckel mill operation in Iowa; Bethlehem Steel, Burns Harbor, Indiana; and to a lesser degree several other U.S. producers. Principal competitors in the market for specialty steel plate include Lukens Steel, U.S. Steel Corporation and Algoma Steel Inc.



     The commodity steel plate market has continued to face foreign competition from Korea, Brazil, Canada, China, former Soviet countries and elsewhere. Foreign competition also exists for the specialty grades with imports from, among other places, Sweden, the European Economic Community, Brazil, Canada and former Soviet countries. Significant imports through Texas and California, both in commodity and speciality products, have had an impact on and continue to impact the Company's results of operations in the western plate market.



     The Company believes that competition in the market for large diameter steel pipe is based primarily on quality, price and responsiveness to customer needs. Principal domestic competitors in the large diameter steel pipe market at this time are Berg Steel Pipe Corporation, located in Florida, and Bethlehem Steel Corporation, located in Pennsylvania. International competitors consist primarily of Japanese and European pipe producers. The principal Canadian competitor is IPSCO, located in Regina, Saskatchewan. Demand for the Company's pipe in recent years has been primarily a function of new construction of oil and gas transportation pipelines and to a lesser extent maintenance and replacement of existing pipelines. Construction of new pipelines depends to some degree on the level of oil and gas exploration and drilling activity, which has declined in recent years.



     The competition in the market for ERW pipe is based on price, product quality and responsiveness to customers. The Company believes the need for this product has a direct correlation to the drilling rig count in the United States and Canada. Principal competitors in the ERW product in western Canada are IPSCO located in Regina, Saskatchewan and Prudential Steel Ltd. located in Calgary, Alberta.



  CF&I Division



     The Company believes the majority of current rail requirements in the United States revolves around replacement rail for existing rail lines. The Company believes imports have been a significant factor in the domestic premium rail market in recent years. The Company's capital improvement program at the CF&I Steel Division provided its rail production facilities with continuous cast steel capability and is expected to provide in-line head hardening rail capabilities. Pennsylvania Steel Technologies is the only other domestic rail producer.



     The Company's primary competitors in OCTG include a number of domestic and foreign manufacturers. Principal domestic competitors include U.S. Steel Corporation, Lone Star Steel and North Star Steel.



     The primary competition in bar products includes a group of minimills that have a geographical location close to the intermountain market in the United States.



     The Company's market for wire rod is considered to encompass the western United States. Domestic rod competitors include Georgetown/GST, North Star Steel, Keystone Steel and Wire and Northwestern Steel & Wire. In addition, two new or upgraded minimills are expected to commence production of rod and bar products during 1996.



     The Company's market for wire products is considered to be west of the Mississippi River. The Company's wire production facilities are mainly suited to products for the agricultural and construction markets. Domestic wire competitors include Keystone Steel and Wire, Northwestern Steel and Wire, Davis Wire and Tree Island Steel.


ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, wastewater, air emissions, toxic use reduction and hazardous materials disposal. The Portland and Pueblo Mills are classified in the same manner as other similar steel mills in the industry as generating hazardous waste materials because the melting operation produces dust that contains heavy metals ("EAF" dust). This dust, which constitutes the largest waste stream generated at these facilities, must be managed in accordance with applicable laws and regulations.

     Portland Mill. In 1993 the Environmental Protection Agency ("EPA") concluded a site assessment of the Portland Mill. The review ranked the facility as a medium/low corrective action priority for identified solid waste management units ("SWMUs"). The Company has remediated the medium priority SWMUs and is evaluating action, if any, necessary with respect to the low priority SWMUs. The Company's actions are intended to make the property useable for future development.

     Fontana Plate Mill. The property and building at which the Fontana Plate Mill is located were leased to the Company. The Fontana Plate Mill was formerly part of a larger integrated steel plant (the "Mill") operated by California Steel, Inc. ("CSI") on property (the "Mill Property") surrounding the Fontana Plate Mill. The Company conducted operations at the Fontana Plate Mill site from December 1989 to March 1995 and generated hazardous substances under California's regulations, which were disposed of in compliance with applicable law. The Company closed the Fontana Plate Mill and has reached a lease termination agreement with CSI. Prior to the use of the Mill Property by the Company, the prior owner generated by-products that are now defined as hazardous by federal and California regulations. The owner of the Mill Property has agreed to indemnify the Company for damages, including the costs for remediation, suffered by the Company as the result of, or in connection with, toxic or hazardous substances at the Fontana Plate Mill site, subject to receipt of a written approval from the County Health Department of satisfactory performance of site cleanup activities. Hazardous substances have been detected in the soil and groundwater at a number of specific areas within the Mill Property on the basis of inspections done by the prior owner and by the EPA. The testing program carried out by the prior owner and the EPA at the Mill Property did not include sampling at the Fontana Plate Mill site. The Company conducted only limited testing at the Fontana Plate Mill site, and there is no assurance that the levels of hazardous substances in the subsurface soils and groundwater at the Fontana Plate Mill are within permissible limits.

     Napa Pipe Mill. The Company acquired the Napa Pipe Mill in 1987. The prior owner of the mill disposed of certain waste materials, including spent sandblast materials, mill scale and welding flux, on-site. As a result of these matters and other actions prior to the acquisition, certain metals were released into the ground, and certain petroleum based compounds have seeped into the ground and groundwater at the Napa Pipe Mill. The prior owner of the mill entered into a stipulated judgment with the County of Napa which required a site investigation of the Napa Pipe Mill and remediation (to the satisfaction of local, regional and state environmental authorities) of soil and groundwater contamination associated with activities conducted at the site prior to its acquisition by the Company. As a result of the acquisition of the Napa Pipe Mill, the Company agreed to comply with the terms and requirements of the stipulated judgment. Proposed plans for investigating and remediating the soil and water conditions at the Napa Pipe Mill were submitted to local, regional and state environmental authorities in 1988. The Company is continuing to negotiate certain terms of the remediation plans with these environmental authorities. In addition to local, regional and state environmental authorities, the EPA conducted an investigation of the Napa Pipe Mill and took soil and water samples at the site. The Company's proposed plans for investigating the soil and water conditions at the Napa Pipe Mill were furnished to the EPA in 1988. While awaiting possible further response from the EPA, the Company is proceeding with its remediation plans as described above. In 1992 the State of California Environmental Protection Agency, Department of Toxic Substances Control completed a site screening and recommended a low priority preliminary endangerment assessment for the Napa Pipe Mill. The total cost of the remedial action that may be required to correct existing environmental problems at the Napa Pipe Mill, including remediation of contaminants in the soil and groundwater, depends on the eventual requirements of the relevant regulatory authorities. As of March 31, 1996, the Company had expended $6.9 million for remediation and had accrued reserves of $2.6 million to cover future costs arising from environmental issues relating to the site.

     Camrose Pipe Mill. The Company owns a 60% interest in the Camrose Pipe Mill located in Camrose, Alberta, Canada. A preliminary assessment of the property at the Camrose Pipe Mill indicates the presence of limited subsurface petroleum contamination as a result of previous operations. The assessment also identifies the potential for waste waters to have impacted the site. A voluntary assessment of the potential sources of the subsurface petroleum contamination was conducted in 1992. In 1995 the Company determined that some of the contamination was due to on-site processes and took action necessary to prevent further contamination of the site. The Company will assess other operations to determine their potential for causing future contamination of the site.

     Pueblo Mill. At March 31, 1996 the Company had accrued a reserve of $35.4 million for environmental remediation at the Pueblo Mill. This reserve is based upon a range of estimated remediation costs of $23.1 million to $43.6 million. The Company's estimate of this environmental reserve was based on two remediation investigations conducted by independent environmental engineering consultants. The reserve includes costs for Resource Conservation and Recovery Act facility investigation, corrective measures study, remedial action and operation and maintenance of the remedial actions taken. The State of Colorado has issued public notice for the post-closure permit of two historic hazardous waste units at the Pueblo Mill. As part of the post-closure permit requirements, CF&I must begin a corrective action program for the 82 solid waste management units at the facility. In October 1995 CF&I and the State of Colorado Department of Public Health and Environment finalized a post-closure permit, which contains a prioritized schedule of corrective actions to be completed and substantially reflects a straight-line rate of expenditure over 30 years. The State of Colorado has indicated that the schedule for corrective action could be accelerated if new data indicated a greater threat to the environment than is currently known to exist. The Company believes the reserve is adequate to cover the remediation costs.

     The Clean Air Act Amendments of 1990 imposed new responsibilities on many industrial sources of air emissions, including plants owned by the Company. The Company cannot determine the exact financial impact of the new law because Congress is continuing to modify it. The impact will depend on a number of site-specific factors, including the quality of the air in the geographical area in which a plant is located, rules to be adopted by each state to implement the law and future EPA rules specifying the content of state implementation plans. The Company anticipates that it will be required to make additional expenditures, and will be required to pay higher fees to governmental agencies, as a result of the new law and future laws regulating air emissions. In addition, the monitoring and reporting requirements of the new law have subjected and will subject all air emissions to increased regulatory scrutiny. The Company submitted applications for permits under Title V of the Clean Air Act for the Portland and Pueblo Mills in 1995. The Company has budgeted capital expenditures to comply with Title V requirements in the amount of $7.5 million over a three-year period beginning in 1996.

     The Company's future expenditures for installation of and improvements to environmental control facilities, remediation of environmental conditions existing at its properties and other similar matters are difficult to predict accurately. Environmental legislation and regulations and related administrative policies have changed rapidly in recent years. It is likely that the Company will be subject to increasingly stringent environmental standards in the future (including those under the Clean Air Act Amendments of 1990, the Clean Water Act Amendments of 1990 storm water permit program and toxic use reduction programs) and will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. Furthermore, although the Company has established certain reserves for environmental remediation as described above, there is no assurance regarding the cost of remedial measures that might eventually be required by environmental authorities or that additional environmental hazards, requiring further remedial expenditures, might not be asserted by such authorities or private parties. Accordingly, the costs of remedial measures may exceed the amounts reserved. There is no assurance that expenditures or proceedings of the nature described above, or other expenditures or liabilities resulting from hazardous substances located on the Company's property or used or generated in the conduct of its business, or resulting from circumstances, actions, proceedings or claims relating to environmental matters, will not have a material adverse effect on the Company.


EMPLOYEES



     As of December 31, 1995, the Company had 2,640 full-time employees. The Company's employees at the Portland Mill, the Napa Pipe Mill and corporate headquarters are not represented by a labor union. At the Pueblo Mill at December 31, 1995, approximately 1,370 employees worked under collective bargaining agreements with several unions, principally the United Steelworkers of America ("USWA"). The USWA contract was negotiated in March 1993 and will expire in September 1997. The contract provides for scheduled annual cost of living pay increases during the life of the contract. At December 31, 1995 approximately 80 employees of the Camrose Pipe Mill were members of the Canadian Autoworkers Union. A contract for these employees was renegotiated in January 1994 and expires on January 31, 1997. The Company believes it has a good relationship with its employees.


LEGAL PROCEEDINGS

     In July 1995 the Oregon Occupational Safety and Health Division ("Oregon OSHA") cited the Company $1.4 million in penalties for alleged violations of Oregon occupational safety and health rules. Of the 18 individual citations, 10 were alleged by Oregon OSHA to be willful.

     Oregon OSHA claims that a Material Safety Data Sheet ("MSDS") that the Company had prepared for its glass frit product produced at the Portland Mill was incomplete in its description of certain metals present in the product. Oregon OSHA also alleges that certain aspects of the glass plant's lead and cadmium protection programs were not in complete compliance with applicable OSHA regulations. The Company has conducted its own investigation of all the alleged violations and believes no willful violation of the OSHA rules occurred. Oregon OSHA has pointed out some areas where the Company has not been in complete technical compliance with certain administrative and recordkeeping rules, and the Company believes it has promptly corrected those issues. Although the Company has appealed the citation and believes the final outcome will not have a material adverse effect on the Company, the Company's appeal may be unsuccessful and it may be required to pay all or a material portion of the penalties.

     The Company is also party to other various claims, disputes, legal actions and other proceedings involving contracts, employment and various other matters. In the opinion of management, the outcome of these matters should not have a material adverse effect on the consolidated financial condition of the Company.


     The Company maintains insurance against various risks, including certain types of product liability, in an aggregate amount of $50 million, which is also the maximum amount of insurance maintained on a per claim basis. The Company does not maintain insurance against liability arising out of waste disposal, other environmental matters or earthquake damage because of the high cost of such insurance. There is no assurance that insurance currently carried by the Company, including products liability insurance, will be available in the future at reasonable rates or at all.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain terms and provisions of certain debt instruments to which the Company is or will become a party. This summary does not purport to be complete. Copies of the Amended Credit Agreement, the Indenture and the CF&I acquisition agreement have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part or to the registration statement of the Company on Form S-3 (Registration No. 333-02355-01) filed in connection with the Notes Offering and which are available as described under "Available Information."

FIRST MORTGAGE NOTES DUE 2003

     Concurrently with the Common Stock Offering, the Company is publicly
offering $235 million aggregate principal amount of its   % First Mortgage Notes
due 2003 pursuant to a separate prospectus. The terms of the Notes will be determined by market conditions and other factors at the time the Notes are offered for sale, and it is possible that the terms of the Notes will differ from those described below. The Common Stock Offering is contingent upon the concurrent completion of the Notes Offering.

     It is anticipated the Notes will bear interest at a fixed rate of interest to be determined at the time of offering, payable semi-annually, will mature on
June   , 2003 and will be unconditionally guaranteed (the "Guarantees"), jointly and severally, by New CF&I and CF&I (the "Guarantors"). The Notes and the Guarantees will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and the Guarantors, respectively, except to the extent of any collateral which may be pledged to collateralize such other indebtedness.

     It is anticipated the Notes will be redeemable, in whole or in part, at the
option of the Company, on or after June   , 2000, at redemption prices declining
over time from   % of the principal amount in the year 2000 to 100% of the
principal amount in the year 2002 and thereafter.

     In the event of a Change of Control (as defined in the Indenture), the Company will be obligated to make an offer to purchase all outstanding Notes at a purchase price of 101% of the principal amount thereof plus accrued interest. The Company will also be obligated in certain instances to offer to purchase Notes at a purchase price of 100% of the principal amount thereof plus accrued interest with the net cash proceeds of certain sales or other dispositions of assets.

     The Notes will be secured by, among other things, substantially all of the buildings, fixtures and equipment which comprise the Portland Mill and the Napa Pipe Mill, together with the real property on which such buildings are located. CF&I's Guarantee will be secured by substantially all of the buildings, fixtures and equipment which comprise the Pueblo Mill, together with the real property on which such buildings are located. The collateral for the Notes and the Guarantees will not include, among other things, (i) inventory and accounts receivable and related books and records, which will be pledged as collateral for the Company's proposed $125 million Amended Credit Agreement, (ii) stock or partnership interest in New CF&I or CF&I or in any other direct or indirect subsidiary of the Company, (iii) inter-company indebtedness or (iv) certain other assets and certain intangibles.

     The Indenture relating to the Notes will contain certain covenants that, among other things, will limit the ability of the Company and certain of its subsidiaries to incur additional indebtedness, pay dividends or make other distributions, create certain liens, make certain asset sales, sell the capital stock of certain subsidiaries, enter into transactions with affiliates, create restrictions on the ability of certain subsidiaries to pay dividends to the Company, enter into sale-leaseback transactions and enter into certain consolidations, mergers and other business combinations, in each case subject to the exceptions and qualifications provided therein. For a description of the provisions of the Indenture limiting the ability of the Company to pay dividends, see "Risk Factors -- Substantial Increase in Dividend Requirements; Limitations on Payment of Common Stock Dividends."

     The Indenture will contain customary events of default, including a cross-default provision triggered by the acceleration of outstanding indebtedness in excess of $5 million. Upon the occurrence of an event of default, the trustee or the holders of at least 25% in outstanding principal amount of the Notes may declare the Notes to be due and payable immediately (except that, upon the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, the Notes ipso facto will become due and payable), whereupon the trustee may initiate proceedings to realize on the collateral for the Notes and the Guarantees.

AMENDED CREDIT AGREEMENT


     The Offerings are contingent upon the concurrent effectiveness of the Amended Credit Agreement. The Company has received a commitment letter from the agent banks for the lenders who are parties to the Old Credit Agreement with respect to the Amended Credit Agreement. The following is a summary of certain terms and provisions of the proposed Amended Credit Agreement as set forth in the bank commitment letter. The effectiveness, however, of the Amended Credit Agreement is subject to, among other things, the consummation of the Offerings and the negotiation and execution of definitive documentation, and the final terms of the Amended Credit Agreement may differ from those set forth below.



     The Amended Credit Agreement is expected to be a revolving credit facility collateralized by substantially all of the accounts receivable and inventory and related books and records of the Company, New CF&I and CF&I. The maximum amount of borrowings which may be outstanding under the Amended Credit Agreement at any time will be limited to an amount calculated as a specified percentage of eligible accounts receivable and inventory, provided that the maximum amount of borrowings thereunder may not at any time exceed $125 million. It is anticipated that the Amended Credit Agreement will mature in 1999 and will be guaranteed by New CF&I and CF&I. The Amended Credit Agreement may in the future be guaranteed by other subsidiaries of the Company and secured by the accounts receivable and inventory and related books and records of such other subsidiaries.


     It is anticipated that the Amended Credit Agreement will contain financial and other restrictive covenants, including a minimum interest coverage ratio; a minimum consolidated tangible net worth requirement; a maximum ratio of long-term debt to total capitalization; and restrictions on liens, dividends, asset sales, investments, additional indebtedness and mergers and other business combinations. These covenants, particularly the requirement that the Company maintain a minimum consolidated tangible net worth, could limit the Company's ability to pay dividends on the Common Stock. See "Risk Factors -- Substantial Increase in Dividend Requirements; Limitations on Payment of Common Stock Dividends." The Amended Credit Agreement will also contain customary events of default and other provisions, including an event of default due to a "change of control" (as defined) of the Company. Upon the occurrence of an event of default, the banks may declare all amounts owing under the Amended Credit Agreement to be immediately due and payable (except that, upon the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, borrowings under the Amended Credit Agreement ipso facto will become due and payable), whereupon the banks may initiate proceedings to realize on the collateral with respect to the Amended Credit Agreement.

     Borrowings under the Amended Credit Agreement are expected to bear interest at a floating rate based on the prime rate plus up to 2 percent, the federal funds rate plus up to 2 percent, or LIBOR plus up to 3 percent, and to provide for payment of certain commitment and other fees to the banks.

CF&I STEEL DIVISION ACQUISITION DEBT

     As part of the purchase price of the Pueblo Mill in March 1993, CF&I agreed to pay $67.5 million over 10 years. Amounts due pursuant to this obligation are uncollateralized, bear interest at the annual rate of 9.5% and are not guaranteed by the Company. At March 31, 1996, the outstanding principal amount of this obligation was $54.0 million. CF&I is required to make annual payments (the "Periodic Payments") of principal and interest of approximately $7.9 million in 1996, approximately $10.6 million in 1997 through 2002 and approximately $5.3 million in 2003.

     The agreement under which this acquisition debt was incurred contains customary events of default, including a cross-default provision triggered by any default in the payment when due or acceleration of any debt of CF&I for borrowed money aggregating more than $5 million. Upon the occurrence of any event of default, all Periodic Payments may be declared to be due and payable immediately. In addition, the agreement contains a covenant prohibiting CF&I from making distributions to the partners of CF&I, including the

Company, if an event of default thereunder or an event which, with notice or lapse of time or both, would become an event of default thereunder, shall have occurred and shall be continuing. Such provision does not prohibit CF&I from repaying debt owed to the Company.

CAMROSE CREDIT FACILITY

     Camrose maintains an Cdn.$18 million revolving credit facility with a bank, the proceeds of which may be used for working capital and general corporate purposes. The facility is collateralized by substantially all of the assets of Camrose, and borrowings under this facility are limited to an amount equal to specified percentages of Camrose's eligible trade accounts receivable and inventories. The facility expires on January 3, 1997. Camrose may elect at the time of borrowing interest based on (i) the bank's Canadian dollar prime rate,
(ii) the bank's U.S. dollar prime rate or (iii) LIBOR. As of March 31, 1996, Camrose had Cdn.$3.9 million outstanding under the facility.

     The agreement governing the Camrose Credit Facility contains customary events of default and provides that, upon the occurrence of any event of default, the bank may demand repayment of all indebtedness and initiate proceedings to realize on the collateral. Events of default under the agreement include, among other things, the inability of Camrose or either of the two general partners which own Camrose (the Company and Stelco) to pay their respective debts generally or a failure by Camrose or either of its partners to pay a material amount of their respective indebtedness when due. In addition, the agreement provides that an event of default shall occur if either partner incurs additional indebtedness on behalf of Camrose. The agreement contains covenants which, among other things, require Camrose to maintain a minimum tangible net worth (as defined) of at least Cdn.$30 million. This covenant could limit Camrose's ability to make distributions to its partners, including the Company. As of March 31, 1996, Camrose's tangible net worth was Cdn.$38.2 million, which would have permitted Camrose to make a maximum distribution of Cdn.$8.2 million to its partners at that time.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock").

COMMON STOCK

     As of March 31, 1996 there were 19,421,614 shares of Common Stock outstanding, excluding 598,400 shares of Common Stock reserved for issuance on March 3, 2003 as payment of a portion of the purchase price for the acquisition of the CF&I Steel Division.

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, which means that the holders of a majority of the shares voted in an election can elect all of the directors of the class of directors being elected. The Board of Directors is divided into three classes, with each class currently consisting of three directors. One class is elected at each annual meeting of stockholders for a term of three years to succeed those directors whose terms expire at that annual meeting. The classified structure of the Board could make it more difficult for another person or entity to gain control of the Company. Subject to any preferences of outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and in the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment or provision for liabilities and amounts owing in respect to any outstanding Preferred Stock.

     Holders of Common Stock have no preemptive rights or rights to convert their shares of Common Stock into any other securities. All of the outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company hereby will be, fully paid and nonassessable.

     In connection with the acquisition of the CF&I Steel Division, the Company agreed to issue 598,400 shares (subject to adjustment pursuant to anti-dilution provisions) of Common Stock on March 3, 2003 as payment of a portion of the purchase price. Also in connection with that acquisition, the Company agreed to issue warrants to acquire 100,000 shares (subject to adjustment pursuant to anti-dilution provisions) of Common Stock at an exercise price of $35 per share.

PREFERRED STOCK

     No shares of Preferred Stock are outstanding. The Board of Directors has the authority to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares to be included in such a series, the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on such series, including but not limited to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and the liquidation preferences thereof, all without any vote or action by the stockholders. The Board of Directors, without stockholder approval, could issue shares of Preferred Stock with dividend, voting or conversion rights or other features which could, among other things, adversely affect the payment of dividends on, or the voting power or other rights of the holders of, Common Stock and make it more difficult for another person or entity to gain control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (A) persons who are both directors and officers and (B) certain employee stock plans or (iii) on or after such date the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is, in general, a person who together with affiliates and associates owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Interstate Bank of Oregon, N.A.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                             NUMBER
                                       NAME                                 OF SHARES
        ------------------------------------------------------------------  ---------
        Smith Barney Inc. ................................................
        PaineWebber Incorporated..........................................
                                                                            ---------
                  Total...................................................  6,000,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions, including the concurrent completion of the Notes Offering and the effectiveness of the Amended Credit Agreement. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and PaineWebber Incorporated are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain
dealers at a price which represents a concession not in excess of $          per
share under the public offering price. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions and minus the amount of any dividends or other distributions payable on the shares initially purchased by the Underwriters but not payable on the shares purchased upon exercise of such option. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its directors and four of its most senior executive officers have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, other than the shares of Common Stock offered hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Stoel Rives LLP and Schwabe, Williamson & Wyatt, Portland, Oregon. Brown & Wood, San Francisco, California, will act as counsel for the Underwriters.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company included in the Company's Annual Report on Form 10-K (and amendment thereto on Form 10-K/A) as of December 31, 1995, 1994 and 1993 and for the years then ended and incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus is a part have been incorporated by reference herein and therein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             Heat Treat Facility (left) -- Oregon Steel Division Oregon Steel operates the only plate heat treating line in the western United States.

[Photograph of the Oregon Steel Division's steel plate heat treating facility at the Portland Mill]

                             [Photograph of steel rail produced at the CF&I Steel Division's Pueblo Mill]


Rail Mill (right) -- CF&I Steel Division
Oregon Steel is the only rail manufacturer west of the Mississippi River.


[Photograph of seamless steel pipe being produced at the CF&I Steel Division's
Pueblo Mill]


                             Seamless Pipe Mill (left) -- CF&I Steel Division Oregon Steel operates the only seamless pipe mill west of the Mississippi River.


Plate Mill (right) -- Oregon Steel Division
Oregon Steel operates the only steel plate minimill in the western United States.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................   11
Use of Proceeds.......................   18
Capitalization........................   19
Price Range of Common Stock and
  Dividends...........................   20
Selected Historical Consolidated
  Financial Data......................   22
Pro Forma Unaudited Condensed
  Consolidated Financial Data.........   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   37
Description of Certain Indebtedness...   51
Description of Capital Stock..........   54
Underwriting..........................   56
Legal Matters.........................   56
Experts...............................   57


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                6,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                          , 1996

                                  ------------
                               SMITH BARNEY INC.

                            PAINEWEBBER INCORPORATED
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee, the NYSE Listing Fee and the NASD filing fee.

    Registration fee..........................................................  $ 32,716
    NYSE listing fee..........................................................    21,000
    NASD filing fee...........................................................     9,988
    Blue Sky fees and expenses, including legal fees..........................    15,000
    Accounting fees and expenses..............................................    25,000
    Legal fees and expenses...................................................   115,000
    Transfer agent and registrar fees.........................................     5,000
    Printing and engraving....................................................   100,000
    Miscellaneous.............................................................    76,296
                                                                                --------
              Total...........................................................  $400,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "GCL") provides, in summary, that a corporation may indemnify a director, officer, employee or agent of a corporation (i) in the case of third-party claims, against certain expenses incurred by such person in connection with any action, suit or proceeding brought or threatened against such person by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) in the case of actions by or in the right of the corporation, against certain expenses incurred by such person in connection with the defense or settlement of such an action, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that, in the case of actions by or in the right of the corporation, if such person is adjudged to be liable to the corporation, no indemnification can be made unless a court determines that such person is fairly and reasonably entitled to indemnification. Indemnification also is authorized with respect to any criminal action or proceeding where, in addition to the criteria stated under (i) above, a director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful. Section 145 of the GCL furthermore provides that a corporation must indemnify a director, officer, employee or agent of the corporation to the extent that he or she is successful on the merits or otherwise in defending any of the actions, suits or proceedings described above. The Registrant's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws provide for the indemnification by the Registrant of directors, officers, employees and agents to the fullest extent permitted by
Section 145 of the Delaware GCL. Additionally, Section 145 of the Delaware GCL permits a corporation to purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability asserted against such persons and incurred by such persons, or arising out of such persons' status as such. The Registrant maintains an insurance policy covering its directors and officers against such liability. The Registrant also has entered into indemnification agreements with certain executive officers.

     Section 102 of the Delaware GCL provides that a corporation, in its Certificate of Incorporation, may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit and (4) unlawful payment of dividends or unlawful stock purchases or redemptions. The Restated Certificate provides for the elimination, to the fullest extent permitted by law, of personal liability of its directors for monetary damages for breach of fiduciary duty as a director. Reference is made to the Restated Certificate filed as Exhibit 4.1.

ITEM 16. EXHIBITS


           1.1       Form of Underwriting Agreement**

           4.1       Restated Certificate of Incorporation (incorporated by reference to
                     Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992)

           4.2       By-laws (incorporated by reference to Exhibit 3.2 to the Registrant's
                     Quarterly Report on Form 10-Q for the quarter ended March 31, 1993)

           5.1       Opinion of Stoel Rives LLP

          12.1       Statement re computation of ratios of earnings to fixed charges (actual and pro forma) (included on page II-5)

          12.2       Statement re computation of ratios of EBITDA to interest expense
                     (including capitalized interest) (actual and pro forma) (included on page
                     II-6)

          23.1       Consent of Coopers & Lybrand L.L.P., independent accountants (included on page II-7)

          23.2       Consent of Stoel Rives LLP (included in Exhibit 5.1)

          24.1       Power of Attorney of the directors and certain officers of the
                     Registrant*

          99.1       Credit Agreement dated December 14, 1994 among the Registrant, as the
                     Borrower, Certain Commercial Lending Institutions, as the Lenders, First
                     Interstate Bank of Oregon, N.A., as the Administrative Agent for the
                     Lenders, The Bank of Nova Scotia, as the Syndication Agent for the
                     Lenders, and First Interstate Bank of Oregon, N.A. and the Bank of Nova
                     Scotia, as the Managing Agents for the Lenders (incorporated by reference to exhibit 10.12 to the Annual Report on Form 10-K for the year ended
                     December 31, 1994)

          99.2       Amendment dated as of September 30, 1995 to the Credit Agreement dated
                     December 14, 1994 among the Registrant, as the Borrower, Certain
                     Commercial Lending Institutions, as the Lenders, First Interstate Bank of
                     Oregon, N.A., as the Administrative Agent for the Lenders, The Bank of
                     Nova Scotia, as the Syndication Agent for the Lenders, and First
                     Interstate Bank of Oregon, N.A. and The Bank of Nova Scotia, as the
                     Managing Agents for the Lenders (incorporated by reference to exhibit
                     10.0 to the Quarterly Report on Form 10-Q for the quarter ended September
                     30, 1995)

          99.3       Waiver and Amendment No. 2 to the Credit Agreement dated December 14,
                     1994 among Oregon Steel Mills, Inc., as the Borrower, Certain Commercial
                     Lending Institutions, as the Lenders, First Interstate Bank of Oregon,
                     N.A., as the Administrative Agent for the Lenders, The Bank of Nova
                     Scotia, as the Syndication Agent for the Lenders and First Interstate
                     Bank of Oregon, N.A. and The Bank of Nova Scotia, as the Managing Agents
                     for the Lenders (incorporated by reference to exhibit 10.13 to the Annual
                     Report on Form 10-K for the year ended December 31, 1995)

          99.4       Asset Purchase Agreement dated as of March 3, 1993 among CF&I Steel
                     Corporation, Denver Metals Company, Albuquerque Metals Company, CF&I
                     Fabricators of Colorado, Inc., CF&I Fabricators of Utah, Inc., Pueblo
                     Railroad Service Company, Pueblo Metals Company, Colorado & Utah Land
                     Company, The Colorado and Wyoming Railway Company, William J. Westmark as
                     trustee for the estate of The Colorado and Wyoming Railway Company, CF&I
                     Steel, L.P., New CF&I, Inc. and the Registrant (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K dated March 3, 1993)

- ---------------
 * Filed April 8, 1996.


** Filed May 22, 1996.


ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on June 7, 1996.


                                            OREGON STEEL MILLS, INC.

                                            By:         THOMAS B. BOKLUND
                                            ------------------------------------
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the following capacities effective on June 7, 1996.


                 SIGNATURE                                          TITLE
- --------------------------------------------     --------------------------------------------
             THOMAS B. BOKLUND                    Chairman of the Board and Chief Executive
- --------------------------------------------        Officer (Principal Executive Officer)
             (Thomas B. Boklund)

                L. RAY  ADAMS                     Chief Financial Officer and Vice President
- --------------------------------------------       of Finance (Principal Financial Officer)
               (L. Ray Adams)

            CHRISTOPHER D. CASSARD*                        Corporate Controller
- --------------------------------------------          (Principal Accounting Officer)
          (Christopher D. Cassard)

              C. LEE EMERSON*                                      Director
- --------------------------------------------
              (C. Lee Emerson)

               V. NEIL FULTON*                                     Director
- --------------------------------------------
              (V. Neil Fulton)

              EDWARD C. GENDRON*                                   Director
- --------------------------------------------
             (Edward C. Gendron)

              ROBERT W. KEENER*                                    Director
- --------------------------------------------
             (Robert W. Keener)

              RICHARD G. LANDIS*                                   Director
- --------------------------------------------
            (Richard G. Landis)

             JAMES A. MAGGETTI*                                    Director
- --------------------------------------------
            (James A. Maggetti)

             JOHN A. SPROUL*                                       Director
- --------------------------------------------
              (John A. Sproul)

             WILLIAM SWINDELLS*                                    Director
- --------------------------------------------
            (William Swindells)

*By            L. RAY ADAMS
    ----------------------------------------
               (L. Ray Adams)
              Attorney-in-Fact

                                                                    EXHIBIT 12.1

                            OREGON STEEL MILLS, INC.

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                                              PRO FORMA(4)
                                                                                          THREE MONTHS      -----------------
                                                  YEAR ENDED DECEMBER 31,                ENDED MARCH 31,               FIRST
                                      -----------------------------------------------   -----------------             QUARTER
                                       1991      1992      1993      1994      1995      1995      1996      1995      1996
                                      -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                   (DOLLAR AMOUNTS IN THOUSANDS)
EARNINGS:
  Income (loss) before income
    taxes(1)........................  $56,235   $34,483   $22,193   $(3,279)  $16,196   $ 3,080   $10,665   $ 8,021   $11,211
ADJUSTMENTS:
  Fixed charges, as below...........    1,895       923     6,654    12,225    22,972     4,905     7,626    31,959     7,963
  Capitalized interest..............   (1,399)     (318)   (1,657)   (7,404)  (12,221)   (2,902)   (3,595)  (13,033)   (4,478)
  Minority interest in income of
    majority-owned subsidiaries with
    fixed charges...................                        1,996     3,379                 168       788                 788
  Minority interest in losses of
    majority-owned subsidiaries.....             (1,097)                 (6)     (862)      (72)               (862)
                                      -------   -------   -------   -------   -------   -------   -------   -------   -------
Earnings for computational
  purposes(1).......................  $56,731   $33,991   $29,186   $ 4,915   $26,085   $ 5,179   $15,484   $26,085   $15,484
                                      =======   =======   =======   =======   =======   =======   =======   =======   =======
FIXED CHARGES:
  Interest on indebtedness(2).......  $ 1,399   $   318   $ 5,645   $11,314   $22,528   $ 4,785   $ 7,467   $31,515   $ 7,804
  Interest portion of rentals(3)....      496       605     1,009       911       444       120       159       444       159
                                      -------   -------   -------   -------   -------   -------   -------   -------   -------
Fixed charges for computational
  purposes..........................  $ 1,895   $   923   $ 6,654   $12,225   $22,972   $ 4,905   $ 7,626   $31,959   $ 7,963
                                      =======   =======   =======   =======   =======   =======   =======   =======   =======
Ratio of earnings to fixed
  charges...........................     29.9x     36.8x      4.4x       .4x      1.1x      1.1x      2.0x       .8x      1.9x
                                      =======   =======   =======   =======   =======   =======   =======   =======   =======

- ---------------

(1) The 1994 amounts have been restated to reflect the proceeds from a subsidiary's issuance of stock as minority interest.

(2) Interest on indebtedness charges include amortization of debt issue costs.

(3) Interest portion of rentals is assumed to equal one-third of operating lease and rental expense for the year.

(4) The pro forma ratio reflects the issuance of the 10% First Mortgage Notes and the issuance of 6,000,000 shares Common Stock at $16.00 per share with the use of proceeds to repay amounts outstanding under the Old Credit Agreement, the cost to terminate certain interest rate swap agreements and the fees related to the establishment of the Amended Credit Agreement, none of which was drawn down for pro forma purposes. The receipt of proceeds and repayment of the amounts outstanding under the Old Credit Agreement are assumed for this purpose to have occurred as of January 1, 1995.

                                                                    EXHIBIT 12.2

                            OREGON STEEL MILLS, INC.

              COMPUTATION OF RATIOS OF EBITDA TO INTEREST EXPENSE

                                                                                                   PRO FORMA(2)
                                                                               THREE MONTHS      -----------------
                                       YEAR ENDED DECEMBER 31,                ENDED MARCH 31,               FIRST
                           -----------------------------------------------   -----------------             QUARTER
                            1991      1992      1993      1994      1995      1995      1996      1995      1996
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                        (DOLLAR AMOUNTS IN THOUSANDS)
EBITDA:
  Net income (loss)(1)...  $35,465   $19,977   $14,805   $  (338)  $12,434   $ 1,910   $ 6,518   $ 7,365   $ 6,857
  Income taxes
     (benefit)...........   20,770    14,506     7,388    (2,941)    3,762     1,170     4,147       656     4,354
  Interest expense.......                        3,988     3,910    10,307     1,883     3,872    18,482     3,326
  Depreciation and
     amortization........   12,441    16,253    21,375    22,012    24,964     5,116     7,131    24,964     7,131
  Settlement of
     litigation..........              5,040    (2,750)
  Provision for rolling
     mill closures.......                                 22,134
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
EBITDA for computational
  purposes(1)............  $68,676   $55,776   $44,806   $44,777   $51,467   $10,079   $21,668   $51,467   $21,668
                           =======   =======   =======   =======   =======   =======   =======   =======   =======
Interest expense
  (including capitalized
  interest)..............  $ 1,399   $   318   $ 5,645   $11,314   $22,528   $ 4,785   $ 7,467   $31,515   $ 7,804
                           =======   =======   =======   =======   =======   =======   =======   =======   =======
Ratio of EBITDA to
  interest expense.......     49.1x    175.4x      7.9x      4.0x      2.3x      2.1x      2.9x      1.6x      2.8x
                           =======   =======   =======   =======   =======   =======   =======   =======   =======

- ---------------

(1) The 1994 amounts have been restated to reflect the proceeds from a subsidiary's issuance of stock as minority interest.

(2) The pro forma ratio reflects the issuance of the 10% First Mortgage Notes and the issuance of 6,000,000 shares Common Stock at $16.00 per share with the use of proceeds to repay amounts outstanding under the Old Credit Agreement, the cost to terminate certain interest rate swap agreements and the fees related to the establishment of the Amended Credit Agreement, none of which was drawn down for pro forma purposes. The receipt of proceeds and repayment of the amounts outstanding under the Old Credit Agreement are assumed for this purpose to have occurred as of January 1, 1995.

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the registration statement on Form S-3 of our report, which has an explanatory paragraph with regard to restatement of the 1994 financial statements, dated January 19, 1996, on our audits of the consolidated financial statements and financial statement schedule of Oregon Steel Mills, Inc. and Subsidiaries as of December 31, 1995, 1994 and 1993 and for the years then ended, which report is included in the Annual Report on Form 10-K (and amendment thereto on Form 10-K/A) for the year ended December 31, 1995. We also consent to the reference to our firm under the caption "Experts."

                                            COOPERS & LYBRAND L.L.P.

Portland, Oregon

June 7, 1996

                               INDEX TO EXHIBITS


                                                                                               SEQUENTIALLY
                                                                                                 NUMBERED
                                                                                                   PAGE
EXHIBIT NO.                                       EXHIBIT                                         NUMBER
- -----------                                       -------                                      ------------
     1.1      Form of Underwriting Agreement**...............................................

     4.1      Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31,
              1992)..........................................................................

     4.2      By-laws (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1993)......................

     5.1      Opinion of Stoel Rives LLP.....................................................

    12.1      Statement re computation of ratios of earnings to fixed charges (actual and pro forma) (included on page II-5).................................................

    12.2      Statement re computation of ratios of EBITDA to interest expense (including capitalized interest) (actual and pro forma) (included on page II-6)...........

    23.1      Consent of Coopers & Lybrand L.L.P., independent accountants (included on page
              II-7)..........................................................................

    23.2      Consent of Stoel Rives LLP (included in Exhibit 5.1)...........................

    24.1      Power of Attorney of the directors and certain officers of the Registrant*.....

    99.1      Credit Agreement dated December 14, 1994 among the Registrant, as the Borrower,
              Certain Commercial Lending Institutions, as the Lenders, First Interstate Bank
              of Oregon, N.A., as the Administrative Agent for the Lenders, The Bank of Nova
              Scotia, as the Syndication Agent for the Lenders, and First Interstate Bank of
              Oregon, N.A. and the Bank of Nova Scotia, as the Managing Agents for the
              Lenders (incorporated by reference to exhibit 10.12 to the Annual Report on
              Form 10-K for the year ended December 31, 1994)................................

    99.2      Amendment dated as of September 30, 1995 to the Credit Agreement dated December
              14, 1994 among the Registrant, as the Borrower, Certain Commercial Lending
              Institutions, as the Lenders, First Interstate Bank of Oregon, N.A., as the
              Administrative Agent for the Lenders, The Bank of Nova Scotia, as the
              Syndication Agent for the Lenders, and First Interstate Bank of Oregon, N.A.
              and The Bank of Nova Scotia, as the Managing Agents for the Lenders
              (incorporated by reference to exhibit 10.0 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)......................................

    99.3      Waiver and Amendment No. 2 to the Credit Agreement dated December 14, 1994 among Oregon Steel Mills, Inc., as the Borrower, Certain Commercial Lending
              Institutions, as the Lenders, First Interstate Bank of Oregon, N.A., as the
              Administrative Agent for the Lenders, The Bank of Nova Scotia, as the
              Syndication Agent for the Lenders and First Interstate Bank of Oregon, N.A. and
              The Bank of Nova Scotia, as the Managing Agents for the Lenders (incorporated by reference to exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 1995).......................................................

    99.4      Asset Purchase Agreement dated as of March 3, 1993 among CF&I Steel
              Corporation, Denver Metals Company, Albuquerque Metals Company, CF&I
              Fabricators of Colorado, Inc., CF&I Fabricators of Utah, Inc., Pueblo Railroad
              Service Company, Pueblo Metals Company, Colorado & Utah Land Company, The
              Colorado and Wyoming Railway Company, William J. Westmark as trustee for the estate of The Colorado and Wyoming Railway Company, CF&I Steel, L.P., New CF&I,
              Inc. and the Registrant (incorporated by reference to exhibit 2.1 to the
              Current Report on Form 8-K dated March 3, 1993)................................


- ---------------
 * Filed April 8, 1996.


** Filed May 22, 1996.